Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

AMONG

AFFINITY INSURANCE SERVICES, INC., as Parent,

ATLAS ACQUISITION CORP., as Sub,

ACCESS PLANS, INC., as the Company,

AND

MARK R. KIDD, as Shareholders’ Representative

Dated as of February 24, 2012

TABLE OF CONTENTS (continued)

TABLE OF CONTENTS (continued)

Section 8.4 Counterparts	59
Section 8.5 Entire Agreement; No Third-Party Beneficiaries	59
Section 8.6 Governing Law; Submission to Jurisdiction; Waiver of Jury Trial	59
Section 8.7 Assignment	60
Section 8.8 Severability	60
Section 8.9 Enforcement of this Agreement	60
Section 8.10 Definitions	60

EXHIBITS

Exhibit A Form of Shareholder Written Consents
Exhibit B Form of Joint Press Release

TABLE OF DEFINED TERMS

Defined Term	Section

Accounting Firm	1.6(c)
Acquisition Proposal	4.2(g)(i)
Actions	2.4
Affiliate	8.10
Aggregate Merger Consideration	8.10
Agreed Adjustments	1.6(c)
Agreement	Introduction
Assumed Per Share Merger Consideration	8.10
Business Day	8.10
Certificate of Merger	1.2
Certificates	1.7(b)
Closing	1.15(a)
Closing Date	1.15(a)
Closing Date Balance Sheet	1.6(a)
Code	1.8
Company	Introduction
Company Adverse Recommendation Change	4.2(d)
Company Board	Recitals
Company Bylaws	1.15(d)(iii)
Company Charter	1.4(a)
Company Common Stock	Recitals
Company Contracts	3.11(a)
Company Foreign Benefit Plan	3.12(l)
Company Leased Real Property	3.16(c)
Company Letter	3.2(a)
Company Permits	3.8(a)
Company Plan	3.12(a)
Company Producer Subsidiary	3.8(g)
Company Recommendation	5.1(c)
Company SEC Documents	3.5(a)
Company Shareholder Approval	3.23
Company Shareholders	8.10
Company Stock Options	3.2(a)
Company Stock Plans	3.2(a)
Confidentiality Agreement	5.2
Constituent Corporations	Introduction
Contract	3.2(a)
Discount Medical Plan and Extended Service Contract/Extended Warranty/Appliance Repair	3.8(j)
Dissenting Shares	1.5(d)
DMPO or SC Subsidiary	3.8(h)
Effective Time	1.2
End Date	7.1(d)(i)
Environmental Claims	3.13(b)(i)
Environmental Laws	3.13(b)(ii)
Environmental Permits	3.13(b)(iii)

v

TABLE OF DEFINED TERMS (continued)

Defined Term	Section

ERISA	3.12(a)
ERISA Affiliate	3.12(a)
Escrowed Amount	1.6(c)
Estimated Aggregate Merger Consideration	1.6(a)
Estimated Merger Consideration Statement	1.6(a)
Estimated Per Share Merger Consideration	1.6(a)
Exchange Act	2.3
Exchange Agent	1.7(a)
Exchange Agent Agreement	1.7(a)
Exchange Fund	1.7(a)
Exercise Amount	8.10
Expenses	8.10
Financial Statements	3.5(a)
Fully Diluted Shares Number	8.10
GAAP	3.5(a)
Governmental Entity	3.8(a)
Hazardous Materials	3.13(b)(iv)
IM Purchase Agreement	8.10
IM Sale	8.10
Indebtedness	8.10
Information Statement	5.1(a)
Intellectual Property Rights	3.15(a)
IRS	3.9(b)(i)
Key Customers	3.17
Key Suppliers	3.17
Kidd	5.12(a)
Knowledge of Parent	8.10
Knowledge of the Company	8.10
Law	8.10
Liens	3.2(b)
Material Adverse Change	2.3
Material Adverse Effect	2.3
Merger	Recitals
Net Cash Amount	8.10
Notice of Adverse Recommendation Change	4.2(e)
Notice Period	4.2(e)
OGCA	1.1
Order	8.10
Out-of-the-Money Company Stock Option	8.10
Owned Intellectual Property Rights	3.15(d)
Parent	Introduction
Parent Plan	5.9(b)
Per Share Merger Consideration	8.10
Person	8.10
Producer	3.8(e)
Promissory Note	6.3(g)

TABLE OF DEFINED TERMS (continued)

Defined Term	Section

Proxy Statement	5.1(a)
Related Party	3.20
Release	3.13(b)(v)
Reliant	8.10
Representatives	4.2(a)
Sarbanes-Oxley Act	3.5(b)
SEC	3.3
Securities Act	3.5(a)
Shareholder Meeting	5.1(c)
Shareholders’ Representative	Introduction
Shareholder Written Consents	5.1(b)
Special Dividend	4.1(a)
Sub	Introduction
Subsidiary	2.3
Superior Proposal	4.2(g)(ii)
Surviving Corporation	1.1
Tax	3.9(b)(ii)
Tax Return	3.9(b)(iii)
Termination Fee	8.10
Third Party	4.2(g)(iii)
Transmittal Letter	1.7(b)
WARN Act	3.14(f)
Worker Safety Laws	3.14(a)
Working Capital	8.10
Working Capital Certificate	1.6(a)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of February 24, 2012 (this “Agreement”), among Affinity Insurance Services, Inc., a Pennsylvania corporation (“Parent”), Atlas Acquisition Corp., an Oklahoma corporation and a direct, wholly-owned subsidiary of Parent (“Sub”), Access Plans, Inc., an Oklahoma corporation (the “Company”) (Sub and the Company being hereinafter collectively referred to as the “Constituent Corporations”), and Mark R. Kidd, an individual and a director of the Company, as representative of the Company Shareholders (in such capacity, “Shareholders’ Representative”).

RECITALS

WHEREAS, the respective Boards of Directors of the Company (the “Company Board”) and of Sub have approved and declared advisable the merger of Sub with and into the Company with the Company continuing as the Surviving Corporation (the “Merger”), upon the terms and subject to the conditions set forth herein, whereby each issued and outstanding share of common stock, $0.0001 par value, of the Company (“Company Common Stock”), other than the Dissenting Shares and Company Common Stock owned directly or indirectly by Parent or the Company, will be converted into the right to receive the Per Share Merger Consideration (as hereinafter defined); and

WHEREAS, the Company Board and the Board of Directors of Sub have determined that the Merger is in furtherance of and consistent with their respective long-term business strategies and is in the best interest of their respective shareholders.

NOW, THEREFORE, in consideration of the premises, representations, warranties and agreements herein contained, the parties agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Oklahoma General Corporation Act (the “OGCA”), Sub shall be merged with and into the Company at the Effective Time (as hereinafter defined). Following the Merger, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”) and shall succeed to and assume all the rights and obligations of Sub in accordance with the OGCA. Notwithstanding anything to the contrary herein, at the election of Parent, any direct, wholly-owned Subsidiary (as hereinafter defined) of Parent may be substituted for Sub as a constituent corporation in the Merger; provided that such substituted corporation is an Oklahoma corporation which is formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no other business activities. In such event, the parties agree to execute an appropriate amendment to this Agreement, in form and substance reasonably satisfactory to Parent and the Company, in order to reflect such substitution.

Section 1.2 Effective Time. The Merger shall become effective when a certificate of merger (the “Certificate of Merger”), executed in accordance with the relevant provisions of the OGCA, is filed with the Secretary of State of the State of Oklahoma; provided, however, that, upon mutual consent of the Constituent Corporations, the Certificate of Merger may provide for a later date of effectiveness of the Merger not more than 30 calendar days after the date the Certificate of Merger is filed. When used in this Agreement, the term “Effective Time” shall mean the date and time at which the Certificate of Merger is accepted for recording or such later time established by the Certificate of Merger. The filing of the Certificate of Merger shall be made on the date of the Closing (as hereinafter defined).

Section 1.3 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in Section 1088 of the OGCA.

Section 1.4 Charter and Bylaws; Directors and Officers.

(a) At the Effective Time, the Articles of Incorporation of the Company (the “Company Charter”), as in effect immediately prior to the Effective Time, shall be amended so that Article Fourteenth is deleted and so that Article Fourth reads in its entirety as follows: “The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 1,000 shares of Common Stock, $0.0001 par value.” As so amended, the Company Charter shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law. At the Effective Time, the Bylaws of Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or in the Certificate of Incorporation of the Surviving Corporation.

(b) The directors and officers of Sub at the Effective Time shall be the directors and officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 1.5 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Sub, the Company or the holders of any securities of the Constituent Corporations:

(a) Each issued and outstanding share of common stock, $0.01 par value, of Sub shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

(b) All shares of Company Common Stock that are held in the treasury of the Company or by any wholly-owned Subsidiary of the Company and any shares of Company Common Stock owned by Parent or any wholly-owned Subsidiary of Parent, in each case immediately prior to the Effective Time, shall be canceled, and no consideration shall be delivered in exchange therefor.

(c) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares (as hereinafter defined) and shares to be canceled in accordance with Section 1.5(b)) shall be converted into the right to receive an amount in cash equal to the Per Share Merger Consideration, and without interest.

Each such share, when so converted, shall no longer be outstanding and shall automatically be canceled and retired, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration in respect of each such share upon the surrender of such certificate in accordance with Section 1.7. The right of any Person to receive the Per Share Merger Consideration shall be subject to and reduced by the amount of any withholding pursuant to Section 1.8.

(d) Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time which are held of record by Company Shareholders who shall not have voted such shares in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal of such shares in accordance with Section 1091 of the OGCA (“Dissenting Shares”) shall not be converted into the right to receive the Per Share Merger Consideration, but the holders thereof instead shall be entitled to, and the Dissenting Shares shall only represent the right to receive, payment of the fair value of such shares in accordance with the provisions of Section 1091 of the OGCA; provided, however, that (i) if such a holder fails to demand properly in writing from the Surviving Corporation the appraisal of his shares in accordance with Section 1091 of the OGCA or, after making such demand, subsequently delivers an effective written withdrawal of such demand, or fails to establish his entitlement to appraisal rights as provided in Section 1091 of the OGCA, if so required, or (ii) if a court shall determine that such holder is not entitled to receive payment for his shares or such holder shall otherwise lose his appraisal rights, then, in any such case, each share of Company Common Stock held of record by such holder or holders shall automatically be converted into and represent only the right to receive the Per Share Merger Consideration, upon surrender of the certificate or certificates representing such Dissenting Shares. The Company shall give Parent and Sub prompt notice of any demands received by the Company for appraisal of such shares, and Parent and Sub shall have the right to participate in all negotiations and proceedings with respect to such demands except as required by applicable Law. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for fair value for Dissenting Shares or offer to settle, settle or negotiate in respect of any such demands. Any cash paid in respect of Dissenting Shares shall be paid by the Company solely with its own funds, and the Company shall not be reimbursed therefor by Parent or any of its Subsidiaries, either directly or indirectly.

Section 1.6 Calculation of Aggregate and Per Share Merger Consideration.

(a) Five (5) Business Days prior to the Closing Date, the Company shall prepare and deliver to Parent (i) a consolidated balance sheet with respect to the Company as of the close of business on the Closing Date (the “Closing Date Balance Sheet”), (ii) a certificate (the “Working Capital Certificate”), duly executed by the Chief Executive Officer and the Chief Financial Officer of the Company, setting forth in reasonable detail the Working Capital of the Company as of the close of business on the Closing Date and (iii) a statement (the “Estimated Merger Consideration Statement”), duly executed by the Chief Executive Officer and the Chief Financial Officer of the Company, setting forth in reasonable detail the Company’s estimate of (I) the Net Cash Amount as of the Effective Time, (II) the Fully Diluted Shares Number and (III) based thereon, the Aggregate Merger Consideration (the “Estimated Aggregate Merger Consideration”) and the Per Share Merger Consideration (the “Estimated Per Share Merger

Consideration”). The Closing Date Balance Sheet, the Working Capital Certificate and the Estimated Merger Consideration Statement shall be prepared in good faith and in accordance with GAAP, consistently applied, be based on the books and records of the Company and its Subsidiaries and be subject to the written approval of Parent, which approval may be withheld in the sole discretion of Parent.

(b) Concurrently with the delivery of the Closing Date Balance Sheet, the Working Capital Certificate and the Estimated Merger Consideration Statement, the Company shall furnish to the Parent statements from one or more financial institutions at which the Company has deposited its cash and cash equivalents evidencing the aggregate amount of cash and cash equivalents of the Company and its Subsidiaries as of such date. The Company shall also make available to Parent such other books, records and other information (including work papers) as it may request in order to review the Closing Date Balance Sheet, the Working Capital Certificate and Estimated Merger Consideration Statement.

(c) If Parent approves the Estimated Merger Consideration Statement pursuant to Section 1.6(a), then the Estimated Aggregate Merger Consideration and Estimated Per Share Merger Consideration set forth therein shall be final and binding as the “Aggregate Merger Consideration” and “Per Share Merger Consideration,” respectively, for purposes of this Agreement. If Parent does not so approve the Estimated Merger Consideration Statement, the Company and Parent shall use their reasonable efforts to resolve by written agreement (the “Agreed Adjustments”) any differences as to the Estimated Aggregate Merger Consideration and Estimated Per Share Merger Consideration and, if all such differences are resolved prior to Closing, then the Estimated Aggregate Merger Consideration and Estimated Per Share Merger Consideration, as adjusted by the Agreed Adjustments, shall be final and binding as the “Aggregate Merger Consideration” and “Per Share Merger Consideration,” respectively, for purposes of this Agreement. If any differences as to the Estimated Aggregate Merger Consideration and Estimated Per Share Merger Consideration are not resolved prior to Closing then, at Closing, Parent shall deposit into the Exchange Fund an amount in cash (the “Escrowed Amount”) it believes to be sufficient to effect the payment of the aggregate Per Share Merger Consideration for all shares of Company Common Stock outstanding as of the Effective Time (other than Dissenting Shares and shares to be canceled in accordance with Section 1.5(b)). Such deposit shall be made by wire transfer of immediately available funds to an account specified in writing by the Exchange Agent to be held, invested and disbursed in accordance with the terms and conditions of this Agreement and the Exchange Agent Agreement. For a period of fifteen (15) days following Closing, Parent and the Shareholders’ Representative shall continue to attempt to resolve any differences as to the Estimated Aggregate Merger Consideration and Estimated Per Share Merger Consideration by Agreed Adjustments. If any such differences are not resolved within fifteen (15) days following Closing, then Parent and the Shareholders’ Representative shall submit the differences that are then unresolved to Grant Thornton LLP (the “Accounting Firm”), and the Accounting Firm shall be directed by Parent and the Shareholders’ Representative to resolve the unresolved differences as promptly as practicable, but in any event within thirty (30) days of its appointment, and to deliver written notice to each of Parent and the Shareholders’ Representative setting forth its resolution of the disputed matters. Parent shall make available to the Accounting Firm and the Shareholders’ Representative such books, records and other information (including work papers) as the Accounting Firm or the Shareholders’ Representative may request in order to review the Closing Date Balance Sheet and Estimated

Merger Consideration Statement. Parent shall pay a portion of the Accounting Firm’s fees and expenses in an amount equal to the product of (i) the aggregate amount of the Accounting Firm’s fees and expenses multiplied by (ii) a fraction, the numerator of which is the amount in dispute that is ultimately unsuccessfully disputed by Parent (as determined by the Accounting Firm), and the denominator of which is the total amount in dispute. The remaining portion of the Accounting Firm’s fees and expenses shall be deducted from the Aggregate Merger Consideration. The Estimated Aggregate Merger Consideration and Estimated Per Share Merger Consideration, in each case after giving effect to any Agreed Adjustments and the resolution of any disputed matters by the Accounting Firm, shall be final and binding as the “Aggregate Merger Consideration” and “Per Share Merger Consideration,” respectively, for purposes of this Agreement.

(d) Promptly, but not later than five (5) Business Days, after the determination of the Aggregate Merger Consideration pursuant to Section 1.6(c) that is final and binding as set forth therein:

(i) if the aggregate Per Share Merger Consideration for all shares of Company Common Stock outstanding as of the Effective Time (other than Dissenting Shares and shares to be canceled in accordance with Section 1.5(b)) exceeds the Escrowed Amount, then Parent shall (A) pay to the Exchange Agent an amount in cash equal to the excess of the aggregate Per Share Merger Consideration for all shares of Company Common Stock outstanding as of the Effective Time (other than Dissenting Shares and shares to be canceled in accordance with Section 1.5(b)) over the Escrowed Amount, which amount, together with the amount deposited by Parent at the Closing, shall constitute the “Exchange Fund” for purposes of this Agreement, and (B) instruct the Exchange Agent to distribute the Exchange Fund in accordance with Section 1.7 and the Exchange Agent Agreement; or

(ii) if the Escrowed Amount exceeds the aggregate Per Share Merger Consideration for all shares of Company Common Stock outstanding as of the Effective Time (other than Dissenting Shares and shares to be canceled in accordance with Section 1.5(b)), then Parent shall (A) instruct the Exchange Agent to deliver to Parent an amount in cash equal to the excess of the Escrowed Amount over the aggregate Per Share Merger Consideration for all shares of Company Common Stock outstanding as of the Effective Time (other than Dissenting Shares and shares to be canceled in accordance with Section 1.5(b)), and the remaining amount held by the Exchange Agent shall constitute the “Exchange Fund,” for purposes of this Agreement and (B) instruct the Exchange Agent to distribute the Exchange Fund in accordance with Section 1.7 and the Exchange Agent Agreement.

(e) Notwithstanding anything in this Agreement to the contrary, in no event shall the aggregate amount of consideration payable by Parent, Sub or the Surviving Corporation to the Company Shareholders and holders of Company Stock Options in connection with the Merger exceed (i) the Aggregate Merger Consideration plus (ii) the amount, if any, by which the fair value of the Dissenting Shares determined in accordance with Section 1091 of the OGCA exceeds the aggregate Per Share Merger Consideration for all such Dissenting Shares.

Section 1.7 Exchange Agent.

(a) As of the Effective Time, Parent shall designate, and enter into an agreement (the “Exchange Agent Agreement”) with, Computershare Inc., a Delaware corporation, or another Person reasonably acceptable to the Company, to act as exchange agent in the Merger (the “Exchange Agent”), which agreement shall provide that Parent shall deposit or cause to be deposited with the Exchange Agent as of the Effective Time or, if Parent and the Company have not agreed as to the Aggregate Merger Consideration as of the Effective Time, then at the time specified in Section 1.6(d), cash sufficient to effect the payment of the aggregate Per Share Merger Consideration for all shares of Company Common Stock outstanding as of the Effective Time (other than Dissenting Shares and shares to be canceled in accordance with Section 1.5(b)) (the “Exchange Fund”).

(b) Parent shall request the Exchange Agent to, promptly after the Effective Time, mail to each Company Shareholder who holds of record of a certificate or certificates (collectively, the “Certificates”) representing shares of Company Common Stock issued and outstanding immediately prior to the Effective Time a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon actual delivery thereof to the Exchange Agent and shall contain instructions for use in effecting the surrender of such Certificates in exchange for the Per Share Merger Consideration (the “Transmittal Letter”)). Upon surrender for cancellation to the Exchange Agent of all Certificates held by any Company Shareholder, together with the Transmittal Letter, duly executed, such Company Shareholder shall be entitled to receive the Per Share Merger Consideration in exchange for each share of Company Common Stock represented by such Certificates, and any Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable.

Section 1.8 Withholding. Parent and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement (including Section 1.5(c) and Section 1.13(a)) to any Person such amounts as Parent or the Surviving Corporation is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986 (the “Code”), or under any provision of state, local or foreign tax Law. To the extent that amounts are so withheld by Parent or the Surviving Corporation, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person who otherwise would have received the payment in respect of which such deduction and withholding was made by Parent or the Surviving Corporation.

Section 1.9 Return of Exchange Fund. Any portion of the Exchange Fund that remains undistributed by the Exchange Agent to the Company Shareholders for 180 calendar days after the final determination of the Aggregate Merger Consideration pursuant to Section 1.6(c) shall be delivered to Parent, upon demand of Parent, and any such Company Shareholders who have not theretofore complied with this Article I shall thereafter look only to Parent for payment of the Per Share Merger Consideration to which they are entitled. None of the Exchange Agent, Parent or the Surviving Corporation shall be liable to any former holder of Company Common Stock for any consideration payable in accordance with this Article I which is delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

Section 1.10 No Further Ownership Rights in Company Common Stock. All cash paid upon the surrender for exchange of Certificates in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock.

Section 1.11 Closing of Company Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and no transfer of shares of Company Common Stock shall thereafter be made on the records of the Company. If, after the Effective Time, Certificates are presented to the Surviving Corporation, Parent or the Exchange Agent, such Certificates shall be canceled and exchanged as provided in this Article I.

Section 1.12 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond, in such amount as Parent or the Exchange Agent may direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to such Certificate, Parent will pay or cause to be paid in exchange for such lost, stolen or destroyed Certificate the Per Share Merger Consideration.

Section 1.13 Company Stock Options.

(a) All Company Stock Options (other than Out-of-the-Money Company Stock Options) granted under the Company Stock Plans and outstanding immediately prior to the Effective Time, whether or not then exercisable or vested, shall cease to represent, as of the Effective Time, a right to acquire shares of Company Common Stock and shall be converted, in settlement and cancellation thereof, into the right to receive, at the Effective Time, an amount in cash, without interest, equal to the product of (i) the excess of (A) the Per Share Merger Consideration plus the per share amount of the Special Dividend over (B) the exercise price per share of Company Common Stock subject to such Company Stock Option, multiplied by (ii) the number of shares of Company Common Stock for which such Company Stock Option shall not theretofore have been exercised. All Out-of-the-Money Company Stock Options granted under the Company Stock Plans and outstanding immediately prior to the Effective Time, whether or not then exercisable or vested, shall, as of the Effective Time, be cancelled, without any consideration being payable in respect thereof, and have no further force or effect.

(b) Effective at or before the Effective Time, the Company Stock Plans and all awards thereunder shall terminate, and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest with respect to the capital stock or other equity interests of the Company or any of its Subsidiaries shall be canceled, without any liability on the part of the Company or any of its Subsidiaries (except as otherwise expressly provided in this Agreement).

(c) From and after the Effective Time, no Person shall have any right under any Company Stock Plan or under any other plan, program, agreement or arrangement with respect to equity interests of the Company or any of its Subsidiaries (except as otherwise expressly provided in this Agreement).

(d) Not later than immediately prior to the Effective Time, the Company Board or any committee thereof administering the Company Stock Plans shall adopt all resolutions necessary to provide for the foregoing, and the Company shall take any other action necessary to effect the foregoing. As soon as reasonably practicable after the final determination of the Aggregate Merger Consideration pursuant to Section 1.6(c), Parent shall make, or cause to be made, a cash contribution to the Surviving Corporation in an amount sufficient for the Surviving Corporation to pay the holders of Company Stock Options the cash payments specified in this Section 1.13. As soon as reasonably practicable after its receipt of such contribution, the Surviving Corporation shall pay the holders of Company Stock Options the cash payments specified in this Section 1.13. No interest shall be paid or accrue on cash payments to holders of Company Stock Options. The Company shall cooperate with Parent, and keep Parent fully informed, with respect to all resolutions, actions and consents that the Company intends to adopt, take and obtain in connection with the matters described in this Section 1.13. Without limiting the foregoing, the Company shall provide Parent with a reasonable opportunity to review and comment on all such resolutions and consents and shall not undertake any obligation in connection with any such resolution, action or consent without the prior written consent of Parent.

Section 1.14 Further Assurances. If at any time after the Effective Time the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of either of the Constituent Corporations, or (b) otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of either of the Constituent Corporations, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of either Constituent Corporation, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm the Surviving Corporation’s right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of such Constituent Corporation and otherwise to carry out the purposes of this Agreement.

Section 1.15 Closing; Closing Deliveries.

(a) The closing of the transactions contemplated by this Agreement (the “Closing”) and all actions specified in this Agreement to occur at the Closing shall take place at the offices of Sidley Austin LLP, One South Dearborn Street, Chicago, Illinois, at 10:00 a.m., local time, no later than the second Business Day following the day on which the last of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall have been fulfilled or waived (if permissible) in accordance with this Agreement or at such other time and place as Parent and the Company shall agree (the date and time on which the Closing actually occurs is referred to herein as the “Closing Date”).

(b) Subject to fulfillment or waiver of the conditions set forth in Article VI, at the Closing Parent shall deliver to the Company all of the following:

(i) a certificate of the Secretary or an Assistant Secretary of Parent, dated the Closing Date, in form and substance reasonably satisfactory to the Company, as to the incumbency and signatures of the officers of Parent executing this Agreement and any other agreement, certificate or instrument executed by Parent hereunder; and

(ii) a certificate signed on behalf of Parent by an executive officer of Parent to the effect that each of the conditions set forth in Section 6.2 has been satisfied.

(c) Subject to fulfillment or waiver of the conditions set forth in Article VI, at the Closing Sub shall deliver to the Company all of the following:

(i) a copy of the Certificate of Incorporation of Sub certified as of a recent date by the Secretary of State of the State of Oklahoma;

(ii) a certificate of good standing of Sub, issued as of a recent date by the Secretary of State of the State of Oklahoma; and

(iii) a certificate of the Secretary or an Assistant Secretary of Sub, dated the Closing Date, in form and substance reasonably satisfactory to the Company, as to (A) no amendments to the Certificate of Incorporation of Sub since a specified date, (B) the Bylaws of Sub, (C) the resolutions of the Board of Directors of Sub authorizing the execution and performance of this Agreement and the transactions contemplated herein, (D) the written consent of Parent in its capacity as sole shareholder of Sub adopting this Agreement in accordance with Section 1081 of the OGCA and (E) the incumbency and signatures of the officers of Sub executing this Agreement and any other agreement, certificate or instrument executed by Sub hereunder.

(d) Subject to fulfillment or waiver of the conditions set forth in Article VI, at the Closing the Company shall deliver or cause there to be delivered to Parent all of the following:

(i) a copy of the Company Charter, certified as of a recent date by the Secretary of State of the State of Oklahoma;

(ii) a certificate of good standing of the Company and each of its Subsidiaries, issued as of a recent date by the Secretary of State of their respective states of organization;

(iii) a certificate of the Secretary or an Assistant Secretary of the Company, dated the Closing Date, in form and substance reasonably satisfactory to Parent, as to (A) no amendments to the Company Charter since a specified date, (B) the Bylaws of the Company (the “Company Bylaws”), (C) the resolutions of the Company Board authorizing the execution and performance of this Agreement and the transactions contemplated herein, (D) the resolutions of the Company Shareholders approving and adopting this Agreement in accordance with Section 1081 of the OGCA and (E) the incumbency and signatures of the officers of the Company executing this Agreement and any other agreement, certificate or instrument executed by the Company hereunder;

(iv) all consents, waivers or approvals obtained by the Company with respect to the consummation of the transactions contemplated by this Agreement;

(v) written acknowledgments pursuant to which the Company’s and its Subsidiaries’ outside legal counsel and any financial advisor, accountant or other Person who performed services for or on behalf of the Company or any of its Subsidiaries, or who is otherwise entitled to any fees, compensation or reimbursement from the Company or any of its Subsidiaries, in connection with this Agreement, the IM Purchase Agreement or any of the transactions contemplated by this Agreement or by the IM Purchase Agreement, acknowledges: (i) the total amount of fees, costs and expenses of any nature that is payable or has been paid to such Person in connection with this Agreement, the IM Purchase Agreement or any of the transactions contemplated by this Agreement or by the IM Purchase Agreement; and (ii) that it has been paid in full and is not (and will not be) owed any other amount by the Company or any of its Subsidiaries with respect to this Agreement, the IM Purchase Agreement or any of the transactions contemplated by this Agreement or by the IM Purchase Agreement;

(vi) (A) a statement dated not earlier than 20 days prior to the Closing Date in accordance with Treasury Regulation §§ 1.1445-2(c)(3) and 1.897-2(h) certifying that the Company is not, and has not been, a “United States real property holding corporation” for purposes of Sections 897 and 1445 of the Code, with respect to which Parent shall have no actual knowledge that such statement is false or receive a notice that the statement is false pursuant to Treasury Regulation § 1.1445-4 and (B) the notification to the Internal Revenue Service described in Treasury Regulation § 1.897-2(h)(2) regarding delivery of the statement referred to in the preceding clause, signed by a responsible corporate officer of the Company; and

(vii) a certificate signed on behalf of the Company by its Chief Executive Officer and its Chief Financial Officer to the effect that each of the conditions set forth in Section 6.3(a) through Section 6.3(i) has been satisfied.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

Parent and Sub represent and warrant to the Company as follows:

Section 2.1 Organization, Standing and Power. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Pennsylvania and has the requisite corporate power and authority to carry on its business as now being conducted. Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Oklahoma and has the requisite corporate power and authority to carry on its business as now being conducted.

Section 2.2 Authority. On or prior to the date of this Agreement, the Board of Directors of Sub has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to and in the best interest of Sub and Parent, as the sole shareholder of Sub, and (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, in accordance with the OGCA. Each of Parent and Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Sub, and the consummation by Parent and Sub of the transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of Parent and Sub, subject to the filing of the Certificate of Merger as required by the OGCA. This Agreement has been duly executed and delivered by Parent and Sub and, assuming the valid authorization, execution and delivery of this Agreement by the Company and the Shareholders’ Representative and the validity and binding effect hereof on the Company and the Shareholders’ Representative, this Agreement constitutes the valid and binding obligation of Parent and Sub enforceable against each of them in accordance with its terms, except to the extent its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar laws affecting the enforcement of creditors’ rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

Section 2.3 Consents and Approvals; No Violation. Assuming that all consents, approvals, authorizations and other actions described in this Section 2.3 have been obtained and all filings and obligations described in this Section 2.3 have been made, the execution and delivery of this Agreement by Parent and Sub, do not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof by Parent and Sub will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give to others a right of termination, cancellation or acceleration of any obligation under, or result in the loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or Sub under, any provision of (i) the Articles of Incorporation or Bylaws of Parent or the Certificate of Incorporation or Bylaws of Sub, (ii) any material Contract applicable to Parent or any of its Subsidiaries or any of their respective properties or assets or (iii) any Order or Law applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such violations, defaults, rights or Liens that would not, individually or in the aggregate, be adverse to Parent in any material respect or materially impair the ability of Parent or Sub to perform their respective obligations hereunder or prevent the consummation of any of the transactions contemplated hereby by Parent or Sub. No notification to, filing or registration with, or authorization, consent or approval of, any Person is required by or with respect to Parent or Sub in connection with the execution and delivery of this Agreement by Parent or Sub or is necessary for the consummation by Parent or Sub of the Merger and the other transactions contemplated by this Agreement, except (I) in connection, or in compliance, with the provisions of the Securities Exchange Act of 1934 (together with the rules and regulations promulgated thereunder, the “Exchange Act”), (II) for the filing of the Certificate of Merger with the Secretary of State of the State of Oklahoma and appropriate documents with the relevant authorities of other states in which the Company or any of its Subsidiaries is qualified to do business and (III) for such other notifications, consents, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made would not, individually or in the aggregate, be adverse, in any material respect, to Parent or Sub (including by impairing, in any material respect, the ability of Parent or Sub to conduct its business) or materially impair the ability of Parent or Sub to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby by Parent or Sub.

For purposes of this Agreement, “Material Adverse Change” or “Material Adverse Effect” means, when used with respect to Parent or the Company, as the case may be, any event, occurrence, fact, condition, change, development or effect that individually or when taken together with all other such events, occurrences, facts, conditions, changes, developments or effects is or could reasonably be expected to be materially adverse to the business, prospects, assets, liabilities (contingent or otherwise), condition (financial or otherwise) or results of operations of Parent and its Subsidiaries, taken as a whole, or the Company and its Subsidiaries, taken as a whole, as the case may be, other than, in each case, any event, occurrence, fact, condition, change, development or effect arising out of or resulting from (i) general economic or political conditions in the United States or (ii) the adoption, implementation, promulgation, repeal, modification or amendment, in each case after the date of this Agreement, of any Law (but only, in the case of clauses (i) and (ii) with respect to the Company, if the Company and its Subsidiaries are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Company and its Subsidiaries operate). For purposes of this Agreement, “Subsidiary” means any corporation, partnership, limited liability company, joint venture, trust, association or other entity of which Parent or the Company, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, 50% or more of the stock or other equity interests the holders of which are generally entitled to vote for the election of the Board of Directors or other governing body of such entity. In addition, for purposes of Sections 3.8, 3.9, 3.10, 3.12(c) and 3.14(c), with respect to the Company, the term “Subsidiary” shall include America’s Health Care/Rx Plan Agency, Inc., a Delaware corporation, which was a wholly-owned subsidiary of the Company immediately prior to the consummation of the IM Sale.

Section 2.4 Litigation. There are no actions, suits, claims, demands, labor disputes or other litigation, legal, administrative or alternative dispute resolution proceedings or governmental, regulatory or other investigations (“Actions”) pending or, to the Knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries relating to the transactions contemplated by this Agreement.

Section 2.5 Brokers. No broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Sub.

Section 2.6 Operations of Sub. Sub is a direct, wholly-owned subsidiary of Parent, was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Sub as follows:

Section 3.1 Organization, Standing and Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Oklahoma and has the requisite corporate power and authority to carry on its business as now being conducted. Each Subsidiary of the Company is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has the requisite corporate (in the case of a Subsidiary that is a corporation) or other entity power and authority to carry on its business as now being conducted. The Company and each of its Subsidiaries are duly qualified to do business, and are in good standing, in each jurisdiction where the character of their properties owned or held under lease or the nature of their activities makes such qualification or good standing necessary.

Section 3.2 Capital Structure.

(a) The authorized capital stock of the Company consists of 90,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock, $0.0001 par value. At the close of business on February 23, 2012: (i) 19,927,204 shares of Company Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable and free of preemptive rights; (ii) no shares of Company Common Stock were held in the treasury of the Company or by Subsidiaries of the Company; (iii) an aggregate of 1,876,884 shares of Company Common Stock were reserved for issuance pursuant to outstanding options (the “Company Stock Options”) to purchase shares of Company Common Stock pursuant to the Access Plans USA, Inc. 1999 Stock Option Plan (f/k/a the Precis, Inc. 1999 Stock Option Plan), the Access Plans USA, Inc. 2002 Non-Employee Stock Option Plan (f/k/a the Precis, Inc. 2002 Non-Employee Stock Option Plan) or the Access Plans, Inc. 2009 Equity Compensation Plan (collectively, the “Company Stock Plans”); and (iv) no more than 400 Persons held of record shares of Company Common Stock. No shares of the Company’s preferred stock are issued and outstanding. The Company Stock Plans are the only benefit plans of the Company or any of its Subsidiaries under which any securities of the Company or any of its Subsidiaries may be issued or, except as set forth in Section 3.2(a) of the letter dated the date hereof and delivered on the date hereof by the Company to Parent, which letter relates to this Agreement and is designated the Company Letter (the “Company Letter”), have been issued. No securities issued under the benefit plans listed on Section 3.2(a) of the Company Letter are outstanding. Each share of Company Common Stock which may be issued pursuant to a Company Stock Plan has been duly authorized and, if and when issued pursuant to the terms thereof, will be validly issued, fully paid and nonassessable and free of preemptive rights. Except as set forth above, no shares of capital stock or other voting securities of the Company are issued, reserved for issuance or outstanding. Except for the Company Stock Options and the IM Purchase Agreement, there are no options, warrants, calls, rights, puts or Contracts to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound obligating the Company or any of its Subsidiaries to issue, deliver, sell or redeem or otherwise acquire, or cause to be issued, delivered, sold or redeemed or otherwise acquired, any shares of capital stock (or other voting securities or equity equivalents) of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, put or Contract. The Company does not have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the Company Shareholders on any matter. There are no Contracts to which the Company, any of its Subsidiaries or any of their respective officers or directors is a party concerning the voting of any capital stock of the Company or any of its Subsidiaries. For purposes of this Agreement, “Contract” means any contract, agreement, instrument, guarantee, indenture, note, bond, mortgage, permit, franchise, concession, commitment, lease, license, arrangement, obligation or understanding, whether written or oral, and any amendment thereto.

(b) Section 3.2(b) of the Company Letter sets forth the name, jurisdiction of incorporation and the number of issued and outstanding shares of capital stock (or other voting securities or equity interests as the case may be) of each Subsidiary of the Company. All of the outstanding shares of capital stock (or other voting securities or equity interests as the case may be) of each Subsidiary of the Company are duly authorized, validly issued, fully paid and nonassessable, and all such shares (or other voting securities or equity interests as the case may be) are owned by the Company free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, limitations on voting rights, charges and other encumbrances of any nature whatsoever (“Liens”). Except as set forth in Section 3.2(b) of the Company Letter, neither Company nor any Subsidiary of the Company directly or indirectly (i) owns, of record or beneficially, any outstanding voting securities or other equity interests in any Person or (ii) has the power to direct or cause the direction of the management and policies of any Person, whether through the ownership of voting securities, by contract or otherwise.

(c) Section 3.2(c) of the Company Letter lists each Company Stock Option outstanding as of the date hereof, the number of shares Company Common Stock issuable thereunder (vested and unvested), the grant date, the names of the holders thereof, the expiration date and the exercise price thereof.

Section 3.3 Authority. On or prior to the date of this Agreement, the Company Board has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to and in the best interests of the Company and its shareholders, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, in accordance with the OGCA, (iii) unanimously resolved to recommend on an unqualified basis the approval and adoption of this Agreement by the Company Shareholders and (iv) directed that this Agreement be submitted to the Company Shareholders for approval and adoption. The Company has all requisite corporate power and authority to enter into this Agreement and, subject to approval of this Agreement by the Company Shareholders, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject to (x) approval and adoption of this Agreement by the Company Shareholders and (y) the filing of the Certificate of Merger as required by the OGCA. This Agreement has been duly executed and delivered by the Company and, assuming the valid authorization, execution and delivery of this Agreement by Parent, Sub and the Shareholders’

Representative and the validity and binding effect of this Agreement on Parent, Sub and the Shareholders’ Representative, this Agreement constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except to the extent enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar laws affecting the enforcement of creditors’ rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law). The filing of the Information Statement and, if necessary, the Proxy Statement with the Securities and Exchange Commission (the “SEC”) has been duly authorized by the Company Board. The Company has delivered to Parent complete and correct copies of the Company Charter and Company Bylaws and the Articles of Incorporation and Bylaws (or similar organizational documents) of each of its Subsidiaries.

Section 3.4 Consents and Approvals; No Violation. Assuming that all consents, approvals, authorizations and other actions described in this Section 3.4 have been obtained and all filings and obligations described in this Section 3.4 have been made, except as set forth in Section 3.4 of the Company Letter, the execution and delivery of this Agreement by the Company do not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof by the Company will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give to others a right of termination, cancellation or acceleration of any obligation under, or result in the loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of (i) the Company Charter or the Company Bylaws, (ii) the Articles of Incorporation or Bylaws (or similar organizational documents) of any of the Company’s Subsidiaries, (iii) any Company Contract or (iv) any Order or Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets. No notification to, filing or registration with, or authorization, consent or approval of, any Person is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or is necessary for the consummation by the Company of the Merger and the other transactions contemplated by this Agreement, except (I) in connection, or in compliance, with the provisions of the Exchange Act, (II) for the filing of the Certificate of Merger with the Secretary of State of the State of Oklahoma and appropriate documents with the relevant authorities of other states in which the Company or any of its Subsidiaries is qualified to do business, (III) for the Company Shareholder Approval and (IV) for such other notifications, consents, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made would not, individually or in the aggregate, be adverse, in any material respect, to the Company or any of its Subsidiaries (including by impairing, in any material respect, the ability of the Company or any of its Subsidiaries to conduct its business) or materially impair the ability of the Company to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby.

Section 3.5 SEC Documents, Other Reports and Sarbanes-Oxley.

(a) The Company has timely filed with the SEC all documents required to be filed by it under the Securities Act of 1933 (together with the rules and regulations promulgated thereunder, the “Securities Act”) or the Exchange Act since January 1, 2009 (the “Company SEC Documents”). As of their respective filing dates or, if amended, as of the date of the last amendment prior to the date hereof, the Company SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and, at the respective times they were filed, none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act or is or has been otherwise required to file any form, report, statement, schedule, certificate or other document with the SEC, or any securities exchange or quotation system, except for those documents that have been so filed. The consolidated financial statements (including, in each case, any notes thereto) of the Company included in the Company SEC Documents (the “Financial Statements”) complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its Subsidiaries as at the respective dates thereof and the results of their operations and their cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein). Except as disclosed in the Company SEC Documents filed with the SEC prior to the date hereof or as required by GAAP, since January 1, 2009, the Company has not made or adopted any change in its accounting methods, practices or policies in effect on January 1, 2009.

(b) Each of the principal executive officers and the principal financial officers of the Company (or each former principal executive officer and former principal financial officer of Company, as applicable) has made all certifications required under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated thereunder or under the Exchange Act (the “Sarbanes-Oxley Act”) with respect to the Company SEC Documents and, at the time of filing of each such certification, such certification was true and accurate. The Company has made available to Parent a summary of any disclosure made by the Company’s management to the Company’s auditors and the audit committee of the Company Board referred to in such certifications. For purposes of this Section 3.5(b), “principal executive officer” and “principal financial officer” shall have the meanings ascribed to such terms in the Sarbanes-Oxley Act.

(c) The Company has established and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that the Company maintains records that, in reasonable detail, accurately and fairly reflect the respective transactions and dispositions of assets of the Company and its Subsidiaries, (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (iii) that receipts and expenditures are being made only in accordance with authorizations of management and the Company Board and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s and its Subsidiaries’ assets that could have a material effect on the Company’s financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Company

SEC Document that is a report on Form 10-K or Form 10-Q or any amendment thereto its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. As of their respective filing dates or, if amended, as of the date of the last amendment prior to the date hereof, to the extent required by applicable Law, the Company has disclosed, in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q or any amendment thereto, any change in the Company’s internal control over financial reporting that occurred during the period covered by such report or amendment that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company has disclosed, based on the most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company Board (x) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(d) The Company has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s disclosure controls and procedures and, as of their respective filing dates or, if amended, as of the date of the last amendment prior to the date hereof, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q or any amendment thereto its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(e) Since January 1, 2009, (i) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company.

(f) No accounting rule, opinion, standard, consensus or pronouncement applicable to the Company or any of its Subsidiaries has been finally adopted and not subsequently withdrawn by the SEC, the Financial Accounting Standards Board, the Emerging Issues Task Force, the Public Company Accounting Oversight Board or any similar body that the Company or any of its Subsidiaries is required to implement (whether currently or after a prescribed transition period) but has not yet implemented as of the date of this Agreement and that, if so implemented, would reasonably be expected to have a Material Adverse Effect on the Company.

(g) The Company is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) any applicable rules and regulations of the OTC Bulletin Board. Except as permitted by the Exchange Act, including Sections 13(k)(2) and 13(k)(3), since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its Affiliates has made, arranged or modified personal loans to any executive officer or director of the Company.

Section 3.6 Information Statement; Proxy Statement. None of the information to be included or incorporated by reference in the Information Statement or the Proxy Statement, as the case may be, (other than information with respect to Parent or Sub supplied in writing by Parent to the Company expressly for inclusion in such Information Statement or Proxy Statement) will, at the time of the mailing of such Information Statement or Proxy Statement and at the time of the Company Shareholder Approval, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Company Shareholder Approval any event shall occur which is required at that time to be described in the Information Statement or Proxy Statement, as the case may be, such event shall be so described, and an appropriate amendment or supplement shall be promptly filed with the SEC and, as required by Law, disseminated to the Company Shareholders. The Information Statement or Proxy Statement, as the case may be, will comply as to form in all material respects with the provisions of the Exchange Act.

Section 3.7 Absence of Certain Changes or Events; No Undisclosed Liabilities.

(a) Except as disclosed in the Company SEC Documents filed with the SEC prior to the date of this Agreement or as disclosed in Section 3.7(a) of the Company Letter, since September 30, 2011: (i) the Company and its Subsidiaries have conducted their businesses, in all material respects, in the ordinary course consistent with past practice; (ii) the Company and its Subsidiaries have not sustained any material loss or interference with their business or properties from fire, flood, windstorm, accident or other calamity (whether or not covered by insurance); (iii) there has not been any action taken or committed to be taken by the Company or any of its Subsidiaries which, if taken following entry by the Company into this Agreement, would have required the consent of Parent pursuant to Section 4.1; and (iv) there has been no event, occurrence, fact, condition, effect, change or development which, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Change with respect to the Company.

(b) Neither the Company nor any of its Subsidiaries has any debts, liabilities, commitments or obligations of any nature (whether accrued or fixed, absolute or contingent, matured or unmatured, direct or indirect, known or unknown, asserted or unasserted), except (i) liabilities and obligations reflected or reserved against in the balance sheet of the Company dated September 30, 2011 included in the Form 10-K filed by the Company with the SEC on December 22, 2011 (or described in the notes thereto), (ii) liabilities and obligations incurred since September 30, 2011 in the ordinary course of business consistent with past practice not in excess of $300,000 individually or $600,000 in the aggregate and (iii) liabilities and obligations incurred in connection with this Agreement or the transactions contemplated hereby.

(c) Except as set forth in Section 3.7(c) of the Company Letter, neither the Company nor any of its Subsidiaries is obligated with respect to, has any liability for or has agreed to assume or guarantee any Indebtedness.

Section 3.8 Permits; Compliance with Laws and Regulations.

(a) Except as set forth in Section 3.8(a) of the Company Letter, each of the Company and its Subsidiaries, and their respective directors, officers, employees and, to the Knowledge of the Company, agents, is in possession of all franchises, grants, authorizations, licenses, permits, charters, easements, variances, exceptions, consents, certificates, approvals and orders of any domestic (federal and state), foreign or supranational court, commission, governmental body, regulatory agency (including insurance regulatory agencies), authority or tribunal (a “Governmental Entity”) that are necessary for the Company or any of its Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Permits”), and no suspension or cancellation of any of the Company Permits, nor any investigations or inquiries related thereto, are pending or, to the Knowledge of the Company, threatened. Section 3.8(a) of the Company Letter sets forth a list of each Company Permit.

(b) Except as set forth in Section 3.8(b) of the Company Letter, neither the Company nor any of its Subsidiaries is, and since January 1, 2009 has not been, in violation of (i) its Certificate of Incorporation or Bylaws (or similar organizational documents), (ii) any applicable Law or (iii) any Order. No notice of any such violation has been received by the Company or any of its Subsidiaries.

(c) No Person has filed or, to the Knowledge of the Company, has threatened to file against the Company or any of its Subsidiaries a claim or action relating to any of the Company’s or its Subsidiaries’ respective assets or businesses under any foreign, federal or state whistleblower statute, including under the False Claims Act (31 U.S.C. § 3729 et seq.) or under the Dodd-Frank Wall Street Reform and Consumer Protection Act (12 U.S.C. § 5301 et seq.).

(d) Except as set forth in Section 3.8(d) of the Company Letter, the Company and its Subsidiaries have operational and effective privacy compliance and data security programs that include assigned staff, policies, procedures and training to enhance awareness of and compliance by the Company and its Subsidiaries with relevant United States and applicable foreign Laws concerning privacy and data security.

(e) To the Knowledge of the Company, each insurance agent, managing general agent, third party administrator, marketer, broker, solicitor, adjuster, distributor, customer representative or other insurance producer or consultant, including any Subsidiary of the Company, and any person or entity acting in any such capacity, that negotiated, offered, wrote, underwrote, issued, sold, produced, consulted on, solicited, marketed, serviced, administered or adjusted insurance policies or products in connection with the Company’s or such Subsidiary’s business (each, a “Producer”), at the time such Producer negotiated, offered, wrote, underwrote, issued, sold, produced, consulted on, solicited, marketed, serviced, administered or adjusted such insurance policy or product, or performed any other act that requires an insurance agent’s, managing general agent’s third party administrator’s, producer’s, solicitor’s, consultant’s, broker’s, advisor’s, adjuster’s or any other insurance license, (i) was duly licensed and appointed where required by applicable Law, for the type of business offered, written, underwritten, issued, sold, produced, consulted on, solicited, marketed, serviced, administered or adjusted by such Producer, and (ii) was so licensed and appointed in each jurisdiction in which such Producer offered, wrote, underwrote, issued, sold, produced, consulted on, solicited, marketed, serviced, administered or adjusted such business, as may be required by the various states, except for such failures to be licensed which are expressly barred by an applicable statute of limitations or which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

(f) There are no outstanding (i) disputes between the Company or its Subsidiaries, on one hand, and any current or former Producers, sub-Producers or insurance companies, on the other hand, concerning commissions or other incentive compensation, or (ii) to the Knowledge of the Company, errors and omissions claims made by any Person by or against any Producer or sub-Producer.

(g) The Producer operations of the Company’s business are conducted through the Subsidiaries of the Company set forth in Section 3.8(g) of the Company Letter (each such Subsidiary, a “Company Producer Subsidiary”). Except as set forth in Section 3.8(g) of the Company Letter, each Company Producer Subsidiary is duly registered with and/or licensed as an insurance agent, consultant, managing general agent, third party administrator, marketer, broker, solicitor, adjuster, distributor, customer service representative, or other producer in each jurisdiction where such Company Producer Subsidiary conducts business or offers products of a nature requiring such licensing or registration and has been duly appointed, if required, by each insurance company for which it offers or sells insurance products or services. All such registrations, licenses and appointments are in full force and effect, and neither the Company nor any Company Producer Subsidiary has received written or, to the Knowledge of the Company, oral notice of any investigation, proceeding or order that would reasonably be expected to result in the suspension, nonrenewal, or revocation of any such registration, license or appointment.

(h) The Discount Medical Plan and Extended Service Contract/Extended Warranty/Appliance Repair operations of the Company’s business are conducted through the Subsidiaries of the Company set forth in Section 3.8(h) of the Company Letter (each such Subsidiary, a “DMPO or SC Subsidiary”). Except as set forth in Section 3.8(h) of the Company Letter, each DMPO or SC Subsidiary is duly registered with or licensed by all applicable Governmental Entities in all jurisdictions in which such DMPO or SC Subsidiary conducts business or offers products of a nature requiring such licensing or registration. All such registrations and licenses are in full force and effect, and neither the Company nor any DMPO or SC Subsidiary has received written or, to the Knowledge of the Company, oral notice of any investigation, proceeding, or order that would reasonably be expected to result in the suspension, nonrenewal, or revocation of any such registration, license or appointment. If required under applicable Law, the products and the forms and rates for such products have been duly filed with and approved by all applicable Governmental Entities, and each DMPO or SC Subsidiary has retained written or documentary evidence of such product approval.

(i) With respect to all other products, offerings, services, or benefits sold, offered, solicited, transmitted, given, or included in the Company’s or any of its Subsidiary’s business, if required under applicable Law, such products and the forms and rates for such products have been duly filed with and approved by all applicable Governmental Entities, except as set forth in Section 3.8(i) of the Company Letter. The Company or its Subsidiaries have retained written or other documentary evidence of such product approval.

(j) For purposes of this Section 3.8, “Discount Medical Plan and Extended Service Contract/Extended Warranty/Appliance Repair” means the business of, in exchange for consideration, (i) providing access for a Person to providers of medical services (including dental, vision, prescription drugs and/or medications, chiropractic care, massage therapy, physical therapy and related treatment or services provided by a physician or other licensed medical practitioner), and providing the right to receive medical services and/or medical-related services from such providers at a discount or (ii) providing to a Person repair, replacement, maintenance or warranty services for a product, or providing payment to repair, replace or maintain the product for a specified period of time (including, in the event a motor vehicle is the subject of coverage, incidental payments or indemnity for towing, rental and emergency roadside service).

Section 3.9 Tax Matters.

(a) Except as set forth in Section 3.9(a) of the Company Letter, (i) all Taxes (whether or not shown on any Tax Return) for which the Company or any of its Subsidiaries may be liable have been timely paid; (ii) all Tax Returns required to have been filed by or with respect to the Company and each of its Subsidiaries have been timely filed; (iii) all such Tax Returns are complete and accurate and disclose all Taxes required to be paid by or with respect to the Company and each of its Subsidiaries for the periods covered thereby; (iv) no extension of time within which to file any such Tax Return is in effect; (v) no waiver of any statute of limitations relating to Taxes for which the Company or any of its Subsidiaries may be liable is in effect, and no written request for such a waiver is outstanding; (vi) there is no action, suit, investigation, audit, claim or assessment pending or proposed or threatened with respect to Taxes for which the Company or any of its Subsidiaries may be liable; (vii) no claim has ever been made by a Governmental Entity in a jurisdiction where the Company or any Subsidiary has never paid Taxes or filed Tax Returns asserting that the Company or such Subsidiary, respectively, is or may be subject to Taxes assessed by such jurisdiction; (viii) all deficiencies asserted or assessments made as a result of any examination of the Tax Returns referred to in clause (ii) have been paid in full or otherwise finally resolved; (ix) there are no Tax rulings, requests for rulings, or closing agreements relating to Taxes for which the Company or any of its Subsidiaries may be liable that could affect the Company’s or any of its Subsidiaries’ liability for Taxes for any taxable period ending after the Closing Date; (x) neither the Company nor any of its Subsidiaries will be required to include or accelerate the recognition of any item in income, or exclude or defer any deduction or other tax benefit, in each case in any taxable period (or portion thereof) after Closing, as a result of any change in method of accounting, closing agreement, intercompany transaction, instalment sale, or the receipt of any prepaid amount, in each case prior to Closing; (xi) no election under Section 108(i) of the Code will affect any item of income, gain, loss or deduction of the Company or any Subsidiary after the Closing; (xii) neither the Company nor any of its Subsidiaries is a party to any Tax sharing arrangements or Tax indemnity arrangements relating to the Company or any of its Subsidiaries (other than this Agreement and the IM Purchase Agreement) that will terminate prior to the Closing Date and neither the Company nor any of its Subsidiaries will have any liability thereunder on or after the Closing Date; (xiii) there are no Liens for Taxes upon the assets of the Company or any of its Subsidiaries except Liens relating to current Taxes not yet due; (xiv) all Taxes which the Company or any of its Subsidiaries is required by Law to withhold or to collect for payment have been duly withheld and collected and have been paid to the appropriate Governmental Entity; (xv) neither the Company nor any of its Subsidiaries has been a member of any combined, consolidated or unitary group other than the group of which it is presently a member, and neither the Company nor any of its Subsidiaries presently has or has had any direct or indirect ownership interest in any Person (other than the Company’s Subsidiaries); (xvi) neither the Company nor any of its Subsidiaries has any liability for Taxes of another Person under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign law), under any agreement or arrangement, as a transferee or successor, or otherwise; (xvii) with respect to each transaction in which the Company or any of its Subsidiaries has participated that is a “reportable transaction” within the meaning of Treasury Regulation § 1.6011-4(b)(1), such participation has been properly disclosed on IRS Form 8886 (Reportable Transaction Disclosure Statement) and on any corresponding form required under state, local or other law; (xviii) any powers of attorney granted by the Company or any of its Subsidiaries prior to the Closing relating to Taxes will terminate and be of no effect following the Closing; (xix) none of the Company’s Subsidiaries is disregarded as an entity separate from its owner for federal income tax purposes, and no election under Treasury Regulation § 1.7701-3 with respect to the federal income tax classification of any of the Company’s Subsidiary has been made; (xx) during the last three (3) years, neither the Company nor any of its Subsidiaries has been a party to any transaction treated by the parties thereto as one to which Section 355 of the Code (or any similar provision of state, local or foreign law) applied; and (xxi) there are no Tax credits, grants or similar amounts that are or could be subject to clawback or recapture as a result of (1) the transactions contemplated by this Agreement or (2) a failure by the Company or any of its Subsidiaries to satisfy one or more requirements on which the credit, grant or similar amount is or was conditioned. Section 3.9 of the Company Letter sets forth a schedule of the Tax Returns referred to in clause (ii) of the previous sentence with respect to which neither the appropriate Governmental Entity has completed its examination (with all issues finally resolved) nor the period for assessment of the associated Taxes (taking into account all applicable extensions and waivers) has expired.

(b) For purposes of this Agreement:

(i) “IRS” means the Internal Revenue Service;

(ii) “Tax” (and, with correlative meaning, “Taxes”) means: (1) any federal, state, local or foreign net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding on amounts paid to or by any Person, alternative or add-on minimum, ad valorem, value-added, transfer, stamp, or environmental tax (including taxes under Code

Section 59A), escheat payments or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Entity and (2) any liability for the payment of amounts determined by reference to amounts described in clause (1) as a result of being or having been a member of any group of corporations that files, will file, or has filed Tax Returns on a combined, consolidated or unitary basis, as a result of any obligation under any agreement or arrangement (including any Tax sharing arrangement), as a result of being a transferee or successor, or otherwise; and

(iii) “Tax Return” means any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax.

Section 3.10 Litigation. Except as set forth in the Company SEC Documents filed prior to the date of this Agreement and except as set forth in Section 3.10 of the Company Letter, there are, and since January 1, 2009 there have been, no outstanding Orders of any Governmental Entity against or involving the Company or any of its Subsidiaries or, to the Knowledge of the Company, against or involving any of the present or former directors, officers, employees or consultants, agents or shareholders of the Company or any of its Subsidiaries as such, or any of its or their properties, assets or business or any Company Plan (as hereinafter defined) that would be adverse to the Company or any of its Subsidiaries (including by impairing the ability of the Company or any of its Subsidiaries to conduct its business) or impair the ability of the Company to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby. Except as set forth in the Company SEC Documents filed prior to the date of this Agreement or in Section 3.10 of the Company Letter, there are, and since January 1, 2009 there have been, no Actions pending or, to the Knowledge of the Company, threatened against or involving the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of its or their present or former directors, officers, employees or consultants, agents or shareholders as such, or any of its or their properties, assets or business or any Company Plan (a) that would be adverse to the Company or any of its Subsidiaries (including by impairing the ability of the Company or any of its Subsidiaries to conduct its business) or impair the ability of the Company to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby or (b) relating to the transactions contemplated by this Agreement.

Section 3.11 Certain Agreements.

(a) Except as filed as exhibits to the Company SEC Documents filed prior to the date hereof and except as set forth in Section 3.11(a) of the Company Letter, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by:

(i) any Contract which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);

(ii) any Contract which purports to materially limit or restrict the manner or localities in which the Company or any of its Affiliates (including Parent or any of its Affiliates following the Merger) may conduct business, or any Contract which obligates the Company or any of its Affiliates (including Parent or any of its Affiliates following the Merger) to extend most-favored nation pricing to any Person, or any Contract imposing exclusivity obligations on the Company or any of its Affiliates (including Parent or any of its Affiliates following the Merger) with respect to customers or suppliers or imposing obligations on the Company or any of its Affiliates (including Parent or any of its Affiliates following the Merger) with respect to non-solicitation provisions with respect to customers or suppliers;

(iii) any Contract which purports to restrict or prohibit the Company or any of its Affiliates (including Parent or any of its Affiliates following the Merger) from hiring or soliciting any individual to perform employment or consulting services;

(iv) any Contract which requires any payment by the Company or any of its Subsidiaries in excess of $50,000 in any year or $150,000 in the aggregate and which is not terminable upon 60 days or less notice without penalty, or which requires any payment to the Company or any of its Subsidiaries in excess of $50,000 in any year or $150,000 in the aggregate and which is not terminable upon 60 days or less notice without penalty;

(v) any Contract relating to the incurrence or guarantee of Indebtedness;

(vi) any Contract of indemnification or any guaranty by the Company or any of its Subsidiaries other than any Contract entered into in connection with the sale or license by the Company or any of its Subsidiaries of products or services in the ordinary course of business;

(vii) any Contract that (A) grants to any third party a license to use, manufacture or reproduce any product, service or Intellectual Property Right of the Company or any of its Subsidiaries, (B) grants to the Company or any of its Subsidiaries a license to use, manufacture or reproduce any product, service or Intellectual Property Right of a third party or (C) permits any third party to sell, distribute or market any product, service or Intellectual Property Right of the Company or any of its Subsidiaries;

(viii) since January 1, 2007, any Contract (including the IM Purchase Agreement) relating to the acquisition or disposition of any business (whether by merger, sale or purchase of stock or assets or otherwise);

(ix) any Contract that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act in the Company SEC Documents;

(x) any Contract (including a purchase order) with any of the Key Customers or Key Suppliers;

(xi) any Contract relating to any joint venture, partnership or similar arrangements, or any Contract involving a sharing of revenues, profits, losses, costs or liabilities by the Company or any of its Subsidiaries with any other Person;

(xii) any Contract with any current or former employee, officer or director of the Company or any of its Subsidiaries that provides for annual aggregate payments in excess of $25,000;

(xiii) all collective bargaining agreements with any labor organization, union or association to which the Company or any of its Subsidiaries is a party;

(xiv) any settlement Contract which materially affects the conduct of the Company’s or any of its Subsidiaries’ businesses; or

(xv) any other Contract that is material to the business, assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole.

The Company has previously made available to Parent complete and correct copies of each Contract of the type described in this Section 3.11 which was entered into prior to the date hereof. All Contracts of the type described in this Section 3.11 shall be referred to as “Company Contracts” regardless of whether they were entered into before or after the date hereof.

(b) All of the Company Contracts are valid and in full force and effect (except those which are cancelled, rescinded or terminated after the date hereof in accordance with their terms), and are enforceable against the Company and each of its Subsidiaries party thereto, and, to the Knowledge of the Company, any other party thereto, in accordance with their terms, except to the extent enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar laws affecting the enforcement of creditors’ rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law). To the Knowledge of the Company, no Person is challenging the validity or enforceability of any Company Contract. Neither the Company nor any of its Subsidiaries and, to the Knowledge of the Company, none of the other parties thereto, is in breach of any provision of, or committed or failed to perform any act which (with or without notice or lapse of time or both) would constitute a default under the provisions of, any Company Contract.

Section 3.12 ERISA.

(a) Section 3.12(a) of the Company Letter sets forth an accurate and complete list of (i) all “employee benefit plans” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”)) and (ii) any other employee benefit plan, program, payroll practice, policy, Contract, trust, understanding or arrangement of any kind, whether written or oral, including any pension, retirement, profit-sharing, thrift, deferred compensation, severance, employment, consulting, change in control, retention, incentive, equity or equity-based compensation, performance, bonus, vacation or holiday pay, sick pay, sick leave, hospitalization or other medical, disability, life, accident or other insurance, or other welfare, retiree welfare or benefit plan, to which either the Company or any of its ERISA Affiliates maintains, sponsors, contributes to, is a party, or by which it is bound, or pursuant to which it may be required to make any payment at any time for the benefit of any current or former employee, officer or director (or their beneficiaries), or with respect to which the Company or any its ERISA Affiliates, has any current or contingent liability or obligation (“Company Plans”). For purposes of this Agreement, “ERISA Affiliate” means, with respect to any Person, any trade or business (whether or not incorporated) which is under common control or would be considered a single employer with such Person pursuant to Section 414(b), (c), (m) or (o) of the Code and the rules and regulations promulgated under those sections or pursuant to Section 4001(b) of ERISA and the rules and regulations promulgated thereunder.

(b) With respect to each Company Plan, to the extent applicable, the Company has delivered to Parent a true and correct copy of (i) the three (3) most recent annual reports (Form 5500) filed with the IRS, (ii) the three (3) most recent audited financial statements, (iii) the three (3) most recent actuarial reports, (iv) each such Company Plan that has been reduced to writing and all amendments thereto, (v) each trust, insurance or administrative Contract relating to each such Company Plan, (vi) a written summary of each unwritten Company Plan, (vii) the most recent summary plan description and summary of material modifications or other written explanation of each Company Plan provided to participants or beneficiaries, (viii) the most recent determination or opinion letter issued by the IRS with respect to any Company Plan intended to be qualified under Section 401(a) of the Code and any governmental advisory opinions, rulings, compliance statements, closing agreements, or similar materials specific to such Company Plan and (ix) all correspondence with the IRS, the Department of Labor, the SEC or Pension Benefit Guaranty Corporation or any other Governmental Entity relating to any outstanding controversy, investigation or audit. Each Company Plan complies, and has been operated and administered to comply, with its terms and ERISA, the Code and any other applicable Law and there has been no notice issued by any Governmental Entity questioning or challenging such compliance, and there are no actions, suits or claims (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened involving any Company Plan or the assets of any Company Plan.

(c) All contributions (including employer and employee salary reduction contributions), premiums, fees, administrative expenses or payments required to be made to each Company Plan have been timely made and all obligations in respect of each Company Plan have been properly accrued and reflected on the Company’s financial statements. No contribution, premium payment or other payment has been made in support of any Company Plan that is in excess of the allocable deduction for federal income tax purposes for the year with respect to which the contribution was made (whether under Section 404 of the Code or otherwise).

(d) Neither the Company nor any of its ERISA Affiliates currently maintains, contributes to or has any liability under or, at any time in the past has maintained, contributed to or had any liability under, (i) any Company Plan subject to the minimum funding standards of Section 412 or 4971 of the Code or Section 302 of ERISA or to Title IV of ERISA; (ii) a “multi-employer plan” (as defined in Section 3(37) of ERISA); (iii) a “multiple employer plan” within the meaning of Section 413(c) of the Code; or (iv) a multiple employer welfare benefit arrangement (as defined in Section 3(40)(A) of ERISA). Neither the Company nor any of its ERISA Affiliates has any liability of any kind whatsoever, whether known or unknown, direct, indirect, contingent or otherwise, under Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code. Neither the Company nor any of its ERISA Affiliates: (i) has withdrawn from any pension plan under circumstances resulting (or expected to result) in a liability to the Pension Benefit Guaranty Corporation; or (ii) has engaged in any transaction which would give rise to a liability of the Company or Parent under Section 4069 or Section 4212(c) of ERISA.

(e) With respect to the Company Plans, no event or set of circumstances has occurred and there exists no condition or set of circumstances in connection with which the Company or any of its ERISA Affiliates or any Company Plan fiduciary could be subject to any liability under the terms of such Company Plans, ERISA, the Code or any other applicable Law. Each Company Plan that is intended by its terms to be, or is otherwise treated by the Company as, qualified under Section 401(a) of the Code has been the subject of a favorable determination letter from the IRS or, with respect to a prototype plan, can rely on an opinion letter from the IRS to the prototype plan sponsor, to the effect that such Company Plan is so qualified, and that such Company Plan and the trust related thereto are exempt from federal income Taxes under Section 401(a) and 501(a), respectively, of the Code, and no circumstance exists which might cause such Company Plan to cease being so qualified in operation, and no such determination or opinion letter has been revoked nor, to the Knowledge of the Company, has revocation been threatened or any fact or event occurred that would reasonably be expected to adversely affect the qualified status of any such Company Plan or the exempt status of any such trust. No Company Plan has been amended since the date of its most recent determination or opinion letter or application therefor in any respect that would adversely affect its qualification or materially increase its costs.

(f) Neither the Company nor any of its ERISA Affiliates has any liability or obligation under any Company Plan or otherwise to provide post-employment or retiree benefits to or in respect of any former employee or any other Person other than as specifically required by Section 4980B of the Code, Part 6 of Title I of ERISA or other applicable Law. Neither the Company nor any of its ERISA Affiliates has any liability of any kind whatsoever, whether known or unknown, direct, indirect, contingent or otherwise, on account of a violation of the health care requirements of Section 4980B or 4980D of the Code or Part 6 or 7 of Subtitle B of Title I of ERISA. With respect to any Company Plan that is an employee welfare benefit plan, no such Company Plan is unfunded or funded through a “welfare benefits fund” (as such term is defined in Section 419(e) of the Code).

(g) With respect to any Company Plan, no event has occurred or is reasonably expected to occur that has resulted in or would subject the Company or any of its ERISA Affiliates to a Tax under Section 4971 of the Code or the assets of the Company to a lien under Section 430(k) of the Code. There are no nonexempt prohibited transactions within the meaning of Section 4975 of the Code or Section 406 of ERISA with respect to any Company Plan that has occurred that would give rise to liability on the part of the Company or any of its ERISA Affiliates, any officer of the Company or any of the Company Plans under Section 502(i) of ERISA or Section 4975 of the Code or otherwise and no breaches of fiduciary duty have occurred which may give rise to liability on the part of the Company or any of its ERISA Affiliates under Sections 409 or 502(l) of ERISA or otherwise.

(h) With respect to each Company Plan that is a “non-qualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code and is subject to Section 409A of the Code, (i) the written terms of such Company Plan have at all times since January 1, 2009 been in compliance with, and (ii) such Company Plan has, at all times while subject to Section 409A of the Code, been operated in compliance with Section 409A of the Code, the regulations promulgated thereunder and all applicable guidance thereunder. Neither the Company nor any of its Subsidiaries has any obligation to provide any gross-up payment to any individual with respect to any Tax obligation under Section 4999 or 409A of the Code or otherwise.

(i) No amount that could be received, whether in cash or property or the vesting of property, as a result of the Merger or any other transaction contemplated hereby by any employee, officer or director of the Company or any of its Affiliates who is a “disqualified individual,” as such term is defined in Treasury Regulation Section 1.280G-1, under any Company Plan, either alone or together with any other event, could be characterized as an “excess parachute payment,” as defined in Section 280G of the Code, or would constitute an “excess parachute payment” if such amount were subject to the provisions of Section 280G of the Code. No Person is entitled to a gross-up payment from the Company or any of its Subsidiaries as a result of the imposition of a Tax under Section 4999 of the Code.

(j) Except as set forth in Section 3.12(j) of the Company Letter, the execution, delivery and performance by the Company of this Agreement do not, and the consummation of the Merger and the other transactions contemplated hereby and compliance with the terms hereof (whether alone or in connection with any subsequent other event(s)) will not, (i) entitle any employee, officer or director of the Company or any of its Subsidiaries to any severance, transaction bonus, change in control, retention or other payment, (ii) accelerate the time of payment or vesting or trigger any payment or funding, through a grantor trust or otherwise, of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Company Plan or (iii) result in any breach or violation of, or a default under, any Company Plan.

(k) The Company and all of its ERISA Affiliates have at all times reserved the right and power to terminate, suspend, discontinue and amend all Company Plans, including all welfare plans that provide benefits to any retiree or other former employee, and such right and power have been appropriately and satisfactorily communicated to all employees and participants.

(l) With respect to each Company Plan not subject to United States Law (a “Company Foreign Benefit Plan”), (i) the fair market value of the assets of each funded Company Foreign Benefit Plan, the liability of each insurer for any Company Foreign Benefit Plan funded through insurance or the reserve shown on the consolidated financial statements of the Company included in the Company SEC Documents for any unfunded Company Foreign Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the projected benefit obligations, as of the Effective Time, with respect to all current and former participants in such plan based on reasonable, country specific actuarial assumptions and valuations and no transaction contemplated by this Agreement shall cause such assets or insurance obligations or book reserve to be less than such projected benefit obligations and (ii) each Company Foreign Benefit Plan required to be registered with a Governmental Entity has been registered, and has been maintained in good standing with the appropriate Governmental Entity, has been maintained and operated in all respects in accordance with its terms and is in compliance with all applicable Law.

(m) Neither the Company nor any of its Subsidiaries, with respect to employees outside of the United States: (i) is under any legal liability other than as required under statutorily required plans or programs, to pay pensions, gratuities, superannuation allowances or the like to any past or present directors, officers, employees or dependents of employees; (ii) has made ex-gratia or voluntary payments by way of superannuation allowance or pension; or (iii) maintains or has contemplated any pension schemes or arrangements for payment of the pensions or death benefits or similar arrangements.

Section 3.13 Environmental Matters.

(a) Other than exceptions to any of the following that would not, individually or in the aggregate, be adverse, in any material respect, to the Company or any of its Subsidiaries (including by impairing, in any material respect, the ability of the Company or any of its Subsidiaries to conduct its business) or materially impair the ability of the Company to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby:

(i) Each of the Company and its Subsidiaries possesses all Environmental Permits (as hereinafter defined) necessary to conduct its businesses and operations as currently conducted; neither the Company nor any of its Subsidiaries has received any communication indicating that any such Environmental Permit may be revoked, adversely modified or not re-issued, and to the Knowledge of the Company there is no basis for any such revocation, adverse modification or non-reissuance.

(ii) Each of the Company and its Subsidiaries is, and since January 1, 2009 has been, in compliance with all applicable Environmental Laws (as hereinafter defined) and all applicable Environmental Permits, and has not violated any such Environmental Laws or Environmental Permits.

(iii) There are no Environmental Claims (as hereinafter defined) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries.

(iv) Neither the Company nor any of its Subsidiaries has entered into any consent decree, agreement or order or is subject to any Order imposing any liability or requirement to investigate or clean up any Hazardous Materials under any applicable Environmental Law.

All reports, non-privileged memoranda and other similar documents concerning environmental assessments, studies, compliance audits or other environmental reviews, which contain material information relating to the Company or any of its Subsidiaries and are in the possession or reasonably within the control of the Company or any of its Subsidiaries, have been made available to Parent.

(b) For purposes of this Agreement:

(i) “Environmental Claims” means, in respect of any Person: (i) any and all administrative, regulatory or judicial Actions, Orders, Liens or notices of noncompliance, liability or violation by any Governmental Entity or other Person alleging liability arising out of, based on or related to any Environmental Law; and (ii) any and all claims by any Person seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from the presence, Release or exposure to, any Hazardous Material;

(ii) “Environmental Laws” means all Laws, Orders, notices, government enforcement policies, common law, judgments, treaties or binding agreements, as applicable, in each case issued by, promulgated by or entered into with any Governmental Entity relating in any way to pollution or protection of the environment (including ambient air, indoor air, surface water, groundwater, soils, soil gas, land surface or subsurface strata), the preservation or reclamation of natural resources, the protection of human health as it relates to exposure to Hazardous Materials or the use, generation, management, handling, transport, treatment, disposal, storage, Release or threatened Release of Hazardous Materials;

(iii) “Environmental Permits” means all franchises, grants, authorizations, licenses, permits, charters, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity arising under or relating to Environmental Laws;

(iv) “Hazardous Materials” means any chemical, material, substance, waste, pollutant or contaminant (i) that is or contains radioactive materials, asbestos-containing materials, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum and petroleum byproducts and derivatives (including fractions or constituents thereof) or radon gas or (ii) that is prohibited, limited or regulated by or pursuant to any Environmental Law or that is regulated, defined, listed or identified under any Environmental Law as a “hazardous waste,” “hazardous substance,” “toxic substance” or words of similar import thereunder; and

(v) “Release” means any actual or threatened releasing, spilling, leaking, pumping, pouring, emitting, discharging, escaping, leaching, dumping, disposing, dispersing, injecting, depositing, emptying, seeping, placing, emanating or migrating in, into, onto or through the environment (including ambient air, indoor air, surface water, ground water, soils, soil gas, land surface or subsurface strata) or within any building, structure, facility or fixture.

Section 3.14 Compliance with Worker Safety Laws; Labor Matters.

(a) Except as set forth in Section 3.14(a) of the Company Letter, the properties, assets and operations of the Company and each of its Subsidiaries are in compliance in all material respects with all applicable federal, state, local and foreign Laws, rules and regulations, Orders, permits and licenses relating to public and worker health and safety (collectively, “Worker Safety Laws”). With respect to such properties, assets and operations, including any previously owned, leased or operated properties, assets or operations, there are no events, conditions, circumstances, activities, practices, incidents, actions or plans of the Company or any of its Subsidiaries that may interfere with or prevent compliance or continued compliance in all material respects with applicable Worker Safety Laws. To the Knowledge of the Company, there are no pending or proposed amendments to any Worker Safety Laws currently applicable in any material respect to the operations of the Company or any of its Subsidiaries.

(b) Neither the Company nor any of its Subsidiaries is a party to, bound by, subject to or negotiating any collective bargaining agreement or any similar Contract, work rules or practices with any labor union or similar organization. There are no pending or, to the Knowledge of the Company, threatened, and have not been at any time any labor strikes, disputes, slowdowns, corporate campaigns, stoppages, interruptions at work, picketing, leafleting, boycotts, lockouts or union organizing efforts. No labor union has been certified by the National Labor Relations Board and no notice has been received by the Company or any of its Subsidiaries from any labor union stating that it has been, or is demanding to be, designated or otherwise recognized as bargaining agent for any employee.

(c) The Company and its Subsidiaries are in compliance with all applicable Laws pertaining to employment and employment practices, terms and conditions of employment, employment classification, wages and hours of work (including all state and federal requirements regarding compensation for time worked, maximum hours of work, child labor restrictions, overtime, meal and rest periods, proper payment of bonuses and commissions, compliant record-keeping practices and timely payment of wages), discrimination in employment, affirmative action obligations, equal employment opportunity, immigration and work authorization, leaves, reasonable accommodations, whistleblower, facility closures and layoffs (including the WARN Act), occupational safety and health, workers’ compensation, unemployment compensation, confidentiality, labor relations and collective bargaining, and are not liable for any arrears of wages or any Taxes or penalties for failure to comply with any of the foregoing. There are no Actions against the Company or any of its Subsidiaries pending, or to the Knowledge of the Company, threatened to be brought or filed, by or with any Governmental Entity or arbitrator in connection with the employment of any current or former employee of the Company or any of its Subsidiaries, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, employment classification or any other employment related matter arising under applicable Laws. The employment of any terminated former employee of the Company and its Subsidiaries has been terminated in compliance with any applicable Contract terms and Laws, and neither the Company nor its Subsidiaries has any liability under any such Contract or Laws toward any such terminated employee.

(d) To the Knowledge of the Company, no employee is a party to any noncompetition agreement, Contract with a third party or any other obligation of any kind (and neither the Company nor any of its Subsidiaries has received any notice alleging that any employee is such party or so subject) that (i) prohibits or otherwise limits in any way (or purports to prohibit or limit in any way) any employee from performing his or her duties with respect to the Company or any of its Subsidiaries, (ii) restricts or limits in any way the scope or type of work in which he or she may be engaged other than for the benefit of the Company or any of its Subsidiaries or (iii) requires him or her to transfer, assign or disclose information concerning his or her work on behalf of the Company or any of its Subsidiaries to any third party.

(e) All independent contractors and consultants who have worked for the Company or any of its Subsidiaries at any time are and have been properly classified as independent contractors or consultants pursuant to all applicable Laws. The Company and its Subsidiaries have properly withheld all amounts required by Law or by Contract to be withheld from the wages, salaries and other payments to current and former employees prior to the Closing and are not liable for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing.

(f) The Company and each of its Subsidiaries are and have been in compliance with the requirements of the Workers Adjustment and Retraining Notification Act of 1988 and any analogous state, local or foreign Law (including any state Laws relating to plant closings or mass layoffs) (the “WARN Act”) and have no liabilities or unfulfilled notice obligations pursuant to the WARN Act.

(g) Section 3.14(g) of the Company Letter sets forth a list of all the Persons employed by or otherwise performing services primarily for the Company or any of its Subsidiaries, including, with respect to each such Person, his or her position, date of hire, location, annual salary or base compensation, bonus opportunity and status as full-time or part-time.

Section 3.15 Intellectual Property.

(a) Except as set forth in Section 3.15(a) of the Company Letter, the Company and its Subsidiaries own or have a valid right to use all patents, trademarks, trade names, service marks, domain names, copyrights and any applications and registrations for any of the foregoing, trade secrets, know-how, technology, computer software and other tangible and intangible proprietary information and intellectual property rights (collectively, “Intellectual Property Rights”), free and clear of all Liens, as are necessary to conduct the business of the Company and its Subsidiaries as currently conducted or planned to be conducted by the Company and its Subsidiaries. Following the Closing, the Company and its Subsidiaries will continue to have all such Intellectual Property Rights. Neither the Company nor any of its Subsidiaries has infringed, misappropriated or violated, in any material respect, nor has the Company or any of its Subsidiaries received any notice from a third party claiming infringement, misappropriation or violation of, any Intellectual Property Rights of any third party. No third party infringes, misappropriates or violates, in any material respect, any Intellectual Property Rights owned or exclusively licensed by or to the Company or any of its Subsidiaries.

(b) Section 3.15(b) of the Company Letter contains a list as of the date hereof of (i) all registered United States, state and foreign trademarks, service marks, logos, trade dress and trade names and pending applications to register the foregoing, (ii) all United States and foreign patents and patent applications, (iii) all registered United States and foreign copyrights and pending applications to register the same and (iv) all domain names, in each case owned by the Company and its Subsidiaries. Except as set forth in Section 3.15(b) of the Company Letter, all registrations for copyrights, patents and trademarks identified therein are valid and in force, and all applications to register any unregistered copyrights, patent rights and trademarks so identified are pending and in good standing.

(c) Except as set forth in the Company SEC Documents filed prior to the date of this Agreement or in Section 3.15(c) of the Company Letter, as of the date of this Agreement, there are no Actions pending or, to the Knowledge of the Company, threatened that challenge or question the Intellectual Property Rights of the Company or any of its Subsidiaries.

(d) The Company and its Subsidiaries have taken reasonable steps to maintain the confidentiality of or otherwise protect and enforce their rights in all Intellectual Property Rights owned by them (“Owned Intellectual Property Rights”), and to protect and preserve through the use of customary non-disclosure agreements the confidentiality of all confidential information that is owned, used or held by the Company or any of its Subsidiaries in the conduct of its business. To the Knowledge of Company, such confidential information has not been used, disclosed to or discovered by any Person except pursuant to valid and appropriate non-disclosure agreements which have not been breached.

(e) All personnel, including employees, agents, consultants and contractors, who have contributed to or participated in the conception or development, or both, of the Owned Intellectual Property Rights (i) have been and are a party to “work-for-hire” arrangements with Company or a Subsidiary of the Company or (ii) have assigned to Company or a Subsidiary of the Company all ownership of all tangible and intangible property arising in connection with the conception or development of such Owned Intellectual Property Rights.

(f) None of the software of the Company or any of its Subsidiaries that is licensed separately or incorporated into products of the Company or any of its Subsidiaries incorporates or is based on, comprised of or distributed with any publicly available free software or is otherwise subject to the provisions of any “open source” or similar license agreement, except as would not, individually or in the aggregate, be adverse, in any material respect, to the Company or any of its Subsidiaries (including by impairing, in any material respect, the ability of the Company or any of its Subsidiaries to conduct its business) or materially impair the ability of the Company to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby.

Section 3.16 Properties and Assets.

(a) The Company or a Subsidiary of the Company has good and marketable title to or, in the case of leased property and leased tangible assets, a valid leasehold interest in, all of the Company’s and its Subsidiaries’ properties and assets, including the Company Leased Real Property, free and clear of all Liens, except those Liens for Taxes not yet due and payable and such other Liens or minor imperfections of title, if any, that do not detract, in any material respect, from the value or interfere with the present use of the affected property or asset. Such properties and assets are in good operating condition, maintenance and repair, ordinary wear and tear excepted, are useable in the ordinary course of business and are reasonably adequate and suitable for their current uses. Such properties and assets, together with all properties and assets held by the Company and its Subsidiaries under leases or licenses, include all tangible and intangible property, assets, Contracts and rights necessary or required for the operation of the business of the Company and its Subsidiaries as presently conducted.

(b) Neither the Company nor any of its Subsidiaries owns, or has ever owned, any real property or holds any option to acquire any real property.

(c) Section 3.16(c) of the Company Letter sets forth a list and brief description of each lease or similar agreement (showing the parties thereto, annual rental, expiration date, renewal and purchase options, if any, the improvements thereon, the uses being made thereof, and the location and the legal description of the real property covered by such lease or other agreement) under which the Company or any Subsidiary of the Company is lessee of, or holds or operates, any real property owned by any third party (the “Company Leased Real Property”). Except as set forth in such Section, each such lease is in full force and effect, is enforceable in accordance with its terms, and is valid and without default (including any event which with notice or lapse of time or both would become a default) thereunder by the lessee or, to the Knowledge of the Company, the lessor. The Company or one of its Subsidiaries has the right to quiet enjoyment of all the Company Leased Real Property for the full term of the lease or similar agreement (and any renewal option related thereto) relating thereto, and the leasehold or other interest of the Company or any Subsidiary of the Company in the Company Leased Real Property is not subject or subordinate to any Lien. Complete and correct copies of any title opinions, surveys and appraisals in the Company’s possession or any policies of title insurance currently in force and in the possession of the Company with respect to each parcel of Company Leased Real Property have previously been made available by the Company to Parent. The leasehold interests described in Section 3.16(c) of the Company Letter are sufficient to conduct the business of the Company and its subsidiaries as now conducted.

(d) Neither the whole nor any part of the Company Leased Real Property is subject to any pending suit for condemnation or other taking by any Governmental Entity, and, to the Knowledge of the Company, no such condemnation or other taking is threatened or contemplated.

Section 3.17 Key Customers and Suppliers. Section 3.17 of the Company Letter sets forth a list for each of the twelve (12) months ended September 30, 2011 and the three (3) months ended December 31, 2011 of (a) the top ten revenue producing customers of the Company and its Subsidiaries (collectively, the “Key Customers”) and (b) the top ten suppliers of the Company and its Subsidiaries (collectively, the “Key Suppliers”), including the amount of revenue received from each such Key Customer and the amount of purchases from each such Key Supplier, in each case for the twelve (12) months ended September 30, 2011 and the three (3) months ended December 31, 2011. Except as set forth in Section 3.17 of the Company Letter, since January 1, 2011 there has been no actual or, to the Knowledge of the Company, threatened termination, cancellation or material limitation of, or material modification or change in, the business relationship of the Company or any of its Subsidiaries with any one or more of the Key Customers or the Key Suppliers. To the Knowledge of the Company, there exists no present condition or state of facts or circumstances involving any Key Customer or Key Supplier and their relationships with the Company or any of its Subsidiaries which would, individually or in the aggregate, be adverse, in any material respect, to the Company or any of its Subsidiaries (including by impairing, in any material respect, the ability of the Company or any of its Subsidiaries to conduct its business after the consummation of the transactions contemplated by this Agreement in essentially the same manner in which such business has heretofore been conducted).

Section 3.18 Insurance. The Company has provided to Parent prior to the date of this Agreement copies of all insurance policies (including declaration pages) which are maintained by the Company or any of its Subsidiaries or which names the Company or any of its Subsidiaries as an insured (or loss payee), including those which pertain to the Company’s or any of its Subsidiaries’ assets, employees or operations. All such insurance policies are in full force and effect and all premiums due thereunder have been paid. Neither the Company nor any of its Subsidiaries has received notice of cancellation of default under any such policy or notice of any pending or threatened termination or cancellation, coverage limitation or reduction or material premium increase with respect to any such policy. Neither the Company nor any of its Subsidiaries is in breach of, or default under (with notice or the lapse of time or both) or has committed any act or omission that would permit termination or modification of, any such insurance policy. There is no claim by the Company or any of its Subsidiaries pending under any such insurance policy covering the assets, business, equipment, properties, operations, employees, officers and directors of the Company or any of its Subsidiaries as to which coverage has been questioned, denied or disputed by the underwriters of such policies.

Section 3.19 Absence of Certain Payments. Since January 1, 2007, none of the Company, any of its Subsidiaries or any director, officer, agent, or employee of the Company or any of its Subsidiaries, or any other Person acting on behalf of the Company or any of its Subsidiaries, has, directly or indirectly: (i) used any of the funds of the Company or any of its Subsidiaries for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from the Company’s or any of its Subsidiaries’ funds; (iii) violated any provision of the Foreign Corrupt Practices Act of 1977; (iv) established or maintained any unlawful or unrecorded fund of the monies or other assets of the Company or any of its Subsidiaries; (v) made any false or fictitious entry on the books or records of the Company or any of its Subsidiaries; or (vi) made any bribe, rebate, payoff, influence payment, kickback, or other unlawful payment, to any person or entity, private or public, regardless of form, whether in money, property, or services, to obtain favorable treatment in securing business or to obtain special concessions for the Company or any of its Subsidiaries, or to pay for favorable treatment for business secured or for special concessions already obtained for the Company or any of its Subsidiaries.

Section 3.20 Related Party Transactions. Except for (i) the transactions and arrangements set forth on Section 3.20 of the Company Letter, (ii) compensatory arrangements, awards or agreements that are disclosed in the Company’s information statement dated November 4, 2011 and (iii) director and officer indemnification agreements approved by the Company Board, there are no material agreements or understandings between the Company or any of its Subsidiaries, on one hand, and any Related Party, on the other hand. Except for the transactions and arrangements set forth on Section 3.20 of the Company Letter, no Related Party (I) has borrowed money from or loaned money to the Company or any of its Subsidiaries that is currently outstanding or otherwise has any cause of action or claim against the Company or any of its Subsidiaries, (II) has any ownership interest in any property or asset used by the Company or any of its Subsidiaries in the conduct of its business, (III) is a party to any Contract or is engaged in any ongoing transaction or other relationship with the Company or any of its Subsidiaries or (IV) or has any other relationship with the Company or its Subsidiaries that is required to be disclosed under Item 404 of Regulation S-K under the Securities Act in the Company SEC Documents which is not described therein. For purposes of this Agreement, “Related Party” means any shareholder, director, officer or Affiliate of the Company or any of its Subsidiaries, and if any such Person is a natural person, any member of the immediate family of any such natural person.

Section 3.21 Opinion of Financial Advisor. The Company Board has received the opinion of Southwest Securities, Inc., to the effect that, as of the date hereof, the Per Share Merger Consideration is fair to the Company Shareholders from a financial point of view, a copy of which opinion has been delivered to Parent. Such opinion has not been rescinded, repudiated or, except as set forth therein, qualified.

Section 3.22 State Takeover Statutes; Certain Charter Provisions. The Company has taken all action (including appropriate approvals of the Company Board) necessary to exempt Parent, its Subsidiaries and Affiliates, the Merger, this Agreement and the transactions contemplated hereby from the requirements of any “fair price,” “moratorium,” “control share acquisition” statute or similar anti-takeover Law, or any takeover provision in the Company Charter or the Company Bylaws.

Section 3.23 Required Vote of Company Shareholders. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock is required to approve and adopt this Agreement (the “Company Shareholder Approval”). No other vote of the securityholders of the Company is required by Law, the Company Charter, the Company Bylaws or otherwise in order for the Company to consummate the Merger and the transactions contemplated hereby.

Section 3.24 Brokers. No broker, investment banker or other Person, other than Southwest Securities, Inc., the fees and expenses of which will be paid by the Company at Closing (as reflected in an agreement between Southwest Securities, Inc. and the Company, dated November 10, 2010, a copy of which has been furnished to Parent), is entitled to any broker’s, finder’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

Section 3.25 IM Purchase Agreement. Section 3.25 of the Company Letter sets forth a true, complete and correct copy of the IM Purchase Agreement and all exhibits and schedules thereto. The IM Purchase Agreement has not been amended, supplemented or modified, in any respect and, except to the extent enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar laws affecting the enforcement of creditors’ rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law), the IM Purchase Agreement is in full force and effect and constitutes the valid and binding obligation of the Company and, to the Knowledge of the Company, the other parties thereto. The representations and warranties of the Company set forth in Article 2 of the IM Purchase Agreement are true and correct in all material respects. No event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of the Company under any term or condition of the IM Purchase Agreement. The IM Sale was consummated pursuant to and in accordance with the terms set forth in the IM Purchase Agreement on February 24, 2012.

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 4.1 Conduct of Business Pending the Merger. Except as expressly permitted by paragraphs (a) through (z) of this Section 4.1, during the period from the date of this Agreement through the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course of business consistent with past practice and, to the extent consistent therewith, use reasonable best efforts to preserve intact its current business organization, preserve its assets and properties in good repair and condition, maintain insurance policies in such amounts and against such risks and losses as are currently in effect, maintain sufficient working capital, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business shall be unimpaired at the Effective Time. Without limiting the generality of the foregoing, and except as otherwise expressly contemplated by this Agreement or as set forth in Section 4.1 of the Company Letter (with specific reference to the applicable subsection below), the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent:

(a) (i) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its shareholders in their capacity as such, other than dividends or distributions from Subsidiaries of the Company to the Company, provided, that, prior to the Closing, the Company may declare a one-time cash dividend of up to $0.10 per share of Company Common Stock then outstanding payable to the Company’s shareholders immediately prior to or following the Closing (the “Special Dividend”), but only if (x) prior to the Closing the Company pays the full amount of the Special Dividend to the Company’s transfer agent (for subsequent payment to the Company’s shareholders) on terms and conditions acceptable to Parent and (y) the payment of the Special Dividend does not cause the Net Cash Amount as of immediately prior to the Effective Time to be less than $15,025,000; (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; or (iii) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries or any other securities thereof or any rights, warrants or options to acquire, any such shares or other securities;

(b) authorize for issuance, issue, deliver, sell, pledge, dispose of, grant, transfer or otherwise encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities, equity equivalent or convertible or exchangeable securities, other than the issuance of shares of Company Common Stock upon the exercise of Company Stock Options outstanding on the date of this Agreement in accordance with their current terms;

(c) amend its Certificate of Incorporation or Bylaws (or similar organizational documents);

(d) acquire or agree to acquire by merging or consolidating with, by purchasing a substantial portion of the assets of or equity in or by any other manner, any business or any corporation, limited liability company, partnership, association or other business organization or division thereof or otherwise acquire, or agree to acquire, any assets other than assets acquired in the ordinary course of business consistent with past practice and not material to the Company and its Subsidiaries, taken as a whole;

(e) sell, transfer, lease, license (as licensor of Intellectual Property Rights of the Company or any of its Subsidiaries), mortgage, pledge, encumber or otherwise dispose of any of its properties or assets, other than (i) the IM Sale and (ii) sales, leases or licenses of products or services in the ordinary course of business consistent with past practice and not material to the Company and its Subsidiaries, taken as a whole;

(f) incur, assume or modify any Indebtedness, other than Indebtedness between the Company and its Subsidiaries;

(g) alter (through merger, liquidation, reorganization, restructuring or in any other fashion) the corporate structure or ownership of the Company or any of its Subsidiaries;

(h) enter into any transaction, Contract, arrangement or understanding with any Related Party (other than as expressly required by this Agreement);

(i) (A) delay payment of any account payable of the Company or any of its Subsidiaries beyond its due date or the date when such account payable would have been paid in the ordinary course of business consistent with past practice (other than as a result of a good faith dispute with the payee or creditor), (B) request, accelerate or facilitate any payment of any account receivable of the Company or any of its Subsidiaries prior to its due date, other than in the ordinary course of business consistent with past practice or (C) revalue any portion of the assets, properties or business of the Company, including any write-down or write-off of the value of inventory or other assets other than, in the case of this clause (C), in accordance with GAAP or as required by Law;

(j) modify, amend, terminate, supplement or permit the lapse of, in any material manner, any lease of, operating agreement or other agreement relating to any Company Leased Real Property (except for the lapse or termination of any lease or agreement in accordance with its terms);

(k) allow any material Intellectual Property Rights to expire or lapse;

(l) cancel or terminate any insurance policy or cause any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies, for premiums not more than the current market rates, are in full force and effect;

(m) (i) grant, increase or accelerate the vesting or payment of, or announce or promise to grant, increase or accelerate the vesting or payment of, any compensation or benefits payable or to become payable to its directors, officers or employees, including any increase or change pursuant to any Company Plan, except in a manner which is consistent with the Company’s normal and customary past practices or (ii) establish, adopt, enter into, amend or take action to enhance or accelerate any rights or benefits under (or promise to take any such action(s)) any agreement, plan or arrangement that would constitute a Company Plan if it were in existence on the date hereof, in either case except as required by Law or by any written Contract or any Company Plan in existence on the date hereof;

(n) terminate the employment of or hire any Person whose annual compensation during 2011 exceeded or during 2012 is reasonably expected to exceed $75,000;

(o) knowingly violate or knowingly fail to perform any obligation or duty imposed upon the Company or any of its Subsidiaries by any applicable federal, state or local Law, rule, regulation, guideline or ordinance, except as set forth in Section 4.1(o) of the Company Letter;

(p) make or adopt any change to its accounting methods, practices, policies or procedures (other than actions required to be taken by GAAP);

(q) fail to file any Tax Return when due (after giving effect to any properly obtained extensions of time in which to make such filings), prepare or file any Tax Return inconsistent with past practice or, on any such Tax Return, take any position, make any election or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods (including positions, elections or methods that would have the effect of deferring income to periods ending after the Closing Date or accelerating deductions to periods ending on or before the Closing Date);

(r) make any tax election (except a tax election that would not require Parent’s consent under Section 4.1(q)), enter into any closing agreement or similar agreement relating to Taxes, otherwise settle any dispute relating to Taxes, or request any ruling or similar guidance with respect to Taxes;

(s) (i) enter into, amend, modify or terminate any Company Contract, (ii) waive, release or assign any rights under any Company Contract or (iii) terminate, amend, modify or waive any provision of, or release any other Person from, any confidentiality, non-disclosure or similar agreement to which the Company or any of its Subsidiaries is a party;

(t) enter into or amend any Contract (including the IM Purchase Agreement) (i) that would, after the Effective Time, restrict Parent or any of its Affiliates (including the Company or any of its Affiliates) with respect to engaging in any line of business or in any geographical area or (ii) that contains exclusivity, most favored nation pricing or non-solicitation provisions with respect to any customer or supplier;

(u) make or agree to make any new capital expenditure or expenditures which, individually, is in excess of $25,000 or, in the aggregate, are in excess of $100,000;

(v) waive or release any material right or claim or pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in the most recent Company SEC Documents filed prior to the date hereof or incurred in the ordinary course of business consistent with past practice;

(w) initiate, settle or compromise any Action;

(x) enter into any agreement or arrangement that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC;

(y) take any action that would reasonably be expected to, or omit to take any action where such omission would reasonably be expected to, prevent, materially delay or impede the consummation of the Merger or the other transactions contemplated by this Agreement; or

(z) authorize, recommend, propose or announce an intention to do any of the foregoing or enter into any Contract to do any of the foregoing.

Section 4.2 No Solicitation

(a) From the date hereof until the earlier of the Effective Time or the date on which this Agreement is terminated in accordance with the terms hereof, the Company shall not, and shall cause its Subsidiaries not to, and shall cause its and their respective officers, directors, employees, financial advisors, attorneys and other advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) solicit, initiate or knowingly facilitate, induce or encourage the submission of any Acquisition Proposal (as hereinafter defined) or any proposal, offer or inquiry that could reasonably be expected to lead to an Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions (other than to state that they are not permitted to have discussions) or negotiations with any Third Party with respect to or in response to any Acquisition Proposal or any proposal, offer or inquiry that could reasonably be expected to lead to an Acquisition Proposal or (iii) furnish to any Third Party any information regarding the Company or any of its Subsidiaries, or afford access to the properties, books and records of the Company or any of its Subsidiaries to any Third Party, in connection with or in response to any Acquisition Proposal or any proposal, offer or inquiry that could reasonably be expected to lead to an Acquisition Proposal.

(b) Notwithstanding anything to the contrary in this Section 4.2, if after the date of this Agreement and prior to obtaining the Company Shareholder Approval, (i) the Company receives an unsolicited bona fide written Acquisition Proposal that did not result from a breach of this Agreement, (ii) the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal (as hereinafter defined) and (iii) the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to take the actions referred to in clause (x) or (y) below would constitute a breach of its fiduciary duties to the Company Shareholders under applicable

Law, then, prior to obtaining the Company Shareholder Approval, the Company may (x) furnish to the Third Party making such Acquisition Proposal information regarding the Company and its Subsidiaries and (y) participate in discussions or negotiations with such Third Party with respect to such Acquisition Proposal; provided that (1) prior to furnishing such information to, or participating in discussions or negotiations with, such Third Party, the Company receives from such Third Party an executed confidentiality agreement on customary terms and with provisions not less favorable to the Company than those contained in the Confidentiality Agreement (as hereinafter defined) and (2) prior to or concurrently with the time any such information is provided to such Third Party, the Company shall provide to Parent any such information concerning the Company and its Subsidiaries that was not previously provided to Parent.

(c) The Company shall promptly, and in any event no later than twenty-four (24) hours after it receives any Acquisition Proposal or any proposal, offer or inquiry that could reasonably be expected to lead to an Acquisition Proposal, or any request for information regarding the Company or any of its Subsidiaries in connection with an Acquisition Proposal, advise Parent orally and in writing of such Acquisition Proposal, or other proposal, offer, inquiry or request, including providing the identity of the Third Party making or submitting such Acquisition Proposal, or other proposal, offer, inquiry or request, and (i) if such Acquisition Proposal or other proposal, offer or inquiry is in writing, a copy of such Acquisition Proposal or other proposal, offer or inquiry and any related draft agreements and other written material setting forth the material terms and conditions of such Acquisition Proposal or other proposal, offer or inquiry and (ii) if such Acquisition Proposal or other proposal, offer or inquiry is made orally, a reasonably detailed written summary thereof. The Company shall keep Parent informed, in all material respects, on a current basis, of the status and details of, and any change to the material terms of, any such Acquisition Proposal or other proposal, offer or inquiry, including providing Parent copies of any correspondence related thereto and proposed documents to effect such Acquisition Proposal.

(d) Except as otherwise provided in Section 4.2(e), neither the Company Board nor any committee thereof shall (i) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal or any proposal, offer or inquiry that could reasonably be expected to lead to an Acquisition Proposal, (ii) withdraw or, in a manner adverse to Parent or Sub, modify or qualify the Company Recommendation or take any action or make any statement inconsistent with the Company Recommendation, (iii) following the date any Acquisition Proposal or any material change thereto is first made public, sent or given to the Company Shareholders, fail to issue a press release that expressly reaffirms the Company Recommendation within five (5) Business Days following Parent’s written request to do so (which request may only be made once with respect to any such Acquisition Proposal and each material change thereto) (any such action set forth in the foregoing clauses (i), (ii) or (iii) being referred to as a “Company Adverse Recommendation Change”), (iv) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, agreement in principle or other Contract providing for, relating to or in connection with any Acquisition Proposal or any proposal, offer or inquiry that could reasonably be expected to lead to an Acquisition Proposal or (v) take any action pursuant to which any Third Party or Acquisition Proposal would become exempt from or not otherwise subject to any takeover statute or articles of incorporation provision relating to Acquisition Proposals.

(e) Notwithstanding Section 4.2(d), prior to obtaining the Company Shareholder Approval, in response to the receipt, after the date hereof, of a Superior Proposal that has not been withdrawn and that did not otherwise result from a breach of this Agreement, and provided that the Company and its Subsidiaries have complied with this Section 4.2, including the following sentence of this Section 4.2(e), the Company Board may make a Company Adverse Recommendation Change in order to cause the Company to terminate this Agreement pursuant to Section 7.1(h) and enter into a definitive agreement with respect to such Superior Proposal if (and only if) the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would constitute a breach of its fiduciary duties to the Company Shareholders under applicable Law. The Company Board shall not make a Company Adverse Recommendation Change unless (i) concurrently with the termination of this Agreement the Company pays the Termination Fee payable pursuant to Section 5.3(d) and reimburses Parent for its costs and expenses pursuant to Section 5.3(b), (ii) the Company has, at least five (5) Business Days prior to making such Company Adverse Recommendation Change (the “Notice Period”), provided a written notice (the “Notice of Adverse Recommendation Change”) to Parent advising Parent that the Company Board intends to effect a Company Adverse Recommendation Change in response to a Superior Proposal, which notice shall specify the material terms and conditions of such Superior Proposal, identify the Person making such Superior Proposal and attach copies of any agreements intended to effect such Superior Proposal, (iii) during such Notice Period, the Company and its Representatives have negotiated in good faith with Parent and its Representatives regarding any revisions to the terms of this Agreement and the transactions contemplated hereby proposed by Parent in response to such Superior Proposal or otherwise and (iv) taking into account any changes to the terms of this Agreement proposed by Parent to the Company, the Company Board has determined in good faith (after consultation with its financial advisor and outside legal counsel) that the failure by it to make a Company Adverse Recommendation Change would constitute a breach of its fiduciary duties to the Company Shareholders under applicable Law and such Superior Proposal continues to meet the definition of the term “Superior Proposal”; provided, however, that if during the Notice Period any revisions are made to the Superior Proposal and such revisions are material (it being understood and agreed that any change to consideration with respect to such Superior Proposal is material), the Company shall provide written notice of such revisions to Parent and the Notice Period shall be extended by an additional three (3) Business Day period from the date of such notice.

(f) Nothing in this Section 4.2 shall prohibit the Company Board from taking and disclosing to the Company Shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act so long as such disclosure is limited to (i) a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act, (ii) an express rejection of an applicable Acquisition Proposal or (iii) an express reaffirmation of the Company Recommendation; provided, however, that any action that constitutes a Company Adverse Recommendation Change may only be made in compliance with Section 4.2(e).

(g) For purposes of this Agreement:

(i) “Acquisition Proposal” means any proposal, offer or inquiry relating to: (A) any acquisition or purchase from the Company by any Third Party of 15% or more of the total outstanding voting securities of the Company or any of its Subsidiaries; (B) any tender offer or exchange offer that if consummated would result in any Third Party beneficially owning 15% or more of the total outstanding voting securities of the Company or any of its Subsidiaries; (C) any merger, consolidation, business combination, recapitalization or similar transaction involving the Company pursuant to which the Company Shareholders immediately preceding such transaction would hold less than 85% of the outstanding voting securities of the surviving or resulting entity of such transaction in substantially the same proportion as prior to such transaction; (D) any sale, lease, exchange, transfer, license, acquisition or disposition of 15% or more of the assets (based on the fair market value thereof) of the Company or any of its Subsidiaries; or (E) any liquidation or dissolution of the Company or any of its Subsidiaries; provided, however, that “Acquisition Proposal” shall not include the IM Sale pursuant to the IM Purchase Agreement;

(ii) “Superior Proposal” means an unsolicited, bona fide written Acquisition Proposal to acquire more than (A) 50% of the outstanding voting securities of the Company or (B) 50% of the consolidated assets (based on the fair market value thereof) of the Company and its Subsidiaries, in either case on terms that, in the reasonable good faith judgment of the Company Board, after consultation with its financial advisor and outside legal counsel, taking into account all relevant legal, financial, regulatory and other aspects of such proposal (including the identity of the Third Party making such proposal and the anticipated timing, conditions and prospects for completion of such proposal) and this Agreement (including any changes to the terms of this Agreement proposed by Parent in response to such proposal or otherwise), (x) is more favorable, from a financial point of view, to the Company Shareholders than the Merger and (y) for which any necessary financing is fully committed; and

(iii) “Third Party” means any Person or group (as defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) other than Parent and its Affiliates.

Section 4.3 Third Party Standstill Agreements. During the period from the date of this Agreement through the Effective Time, the Company shall not terminate, amend, modify or waive any provision of any confidentiality agreement relating to an Acquisition Proposal or standstill agreement to which the Company or any of its Subsidiaries is a party (other than any involving Parent or its Affiliates). During such period, the Company agrees to enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreements, including obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States or any state thereof having jurisdiction.

ARTICLE V

ADDITIONAL AGREEMENTS

Section 5.1 Shareholder Materials; Shareholder Written Consents; Shareholder Meeting.

(a) The Company shall, as soon as practicable following the date of this Agreement, and in no event later than ten (10) Business Days after the date hereof, (i) if the Shareholder Written Consents are delivered to the Company in accordance with Section 5.1(b), prepare and file with the SEC an information statement of the type contemplated by Rule 14c-2 promulgated under the Exchange Act and related materials with respect to the Merger and this Agreement (collectively, including all amendments and supplements thereto, the “Information Statement”) or (ii) if the Shareholder Written Consents are not delivered to the Company in accordance with Section 5.1(b), prepare and file with the SEC a proxy statement and related materials with respect to the Merger and this Agreement (collectively, including all amendments or supplements thereto, the “Proxy Statement”). The Company shall ensure that the Information Statement or the Proxy Statement, as the case may be, complies as to form in all material respects with the applicable provisions of the Exchange Act. The Company shall use its reasonable best efforts to have the Information Statement or the Proxy Statement, as the case may be, cleared by the SEC and mailed to the Company Shareholders as promptly as practicable after (i) if the Company does not receive comments from the SEC with respect to the preliminary Information Statement or Proxy Statement, as the case may be, the eleventh (11th) calendar day immediately following the date of filing of the preliminary Information Statement or the preliminary Proxy Statement, as the case may be, with the SEC and (ii) if the Company does receive comments from the SEC with respect to the preliminary Information Statement or the preliminary Proxy Statement, as the case may be, clearance by the SEC with respect to such comments. The Company shall, as promptly as practicable after receipt thereof, provide Parent with copies of all written comments and requests for additional information, and advise Parent of all oral comments and requests, with respect to the Information Statement or the Proxy Statement, as the case may be, received from the SEC. If, at any time prior to the Effective Time, any information relating to the Company, any of its Subsidiaries or any of their respective officers or directors should be discovered by Parent or the Company that should be set forth in an amendment or supplement to the Information Statement or the Proxy Statement, as the case may be, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the party that discovers such information shall promptly notify the other party hereto and, to the extent required by Law, the Company shall promptly file with the SEC and disseminate to its shareholders an appropriate amendment or supplement describing such information. Notwithstanding the foregoing, prior to filing or mailing the Information Statement or the Proxy Statement, as the case may be (or any amendment or supplement thereto), or responding to any comments of the SEC with respect thereto, the Company shall (i) provide Parent with a reasonable opportunity to review and comment on such document or response and (ii) consider in good faith all reasonable comments that Parent proposes. On the date of their filing or delivery, the Company shall provide Parent with a copy of all such filings with, and all such responses delivered to, the SEC. Notwithstanding anything to the contrary in this Agreement, no amendment or supplement (including by incorporation by reference) to the Information Statement or the Proxy Statement, as the case may be, shall be made without the approval of Parent, which approval shall not be unreasonably withheld, conditioned or delayed.

(b) Promptly following the execution and delivery of this Agreement, the Company shall, in accordance with the OGCA and the Company Bylaws, take all action necessary to seek and obtain, as soon as practicable, the Company Shareholder Approval by written consent, in the form attached hereto as Exhibit A, of the holders of at least a majority of the outstanding shares of Company Common Stock (the “Shareholder Written Consents”). As soon as practicable following the Company’s receipt of the Shareholder Written Consents necessary to secure the Company Shareholder Approval in lieu of calling a meeting of the Company Shareholders, the Company shall deliver to Parent copies of such Shareholder Written Consents, certified as true and complete by the secretary of the Company. If such Shareholder Written Consents are not delivered to Parent within one (1) Business Day after the execution of this Agreement, Parent shall have the right to terminate this Agreement pursuant to Section 7.1(f)(iii). In connection with obtaining the Shareholder Written Consents, the Company shall comply with the OGCA, the Company Charter, the Company Bylaws and the Exchange Act (including Regulation 14C and Schedule 14C promulgated thereunder).

(c) If the Shareholder Written Consents are not delivered to the Company in accordance with Section 5.1(b), the Company, acting through the Company Board, shall, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold a meeting of the Company Shareholders (the “Shareholder Meeting”) for the purpose of considering the approval and adoption of this Agreement. The Company shall, except to the extent that the Company has made a Company Adverse Recommendation Change in compliance with Section 4.2(e), acting through the Company Board, recommend to the Company Shareholders approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger (the “Company Recommendation”), and shall use its reasonable best efforts to solicit such approval and adoption by the Company Shareholders. Notwithstanding any Company Adverse Recommendation Change pursuant to Section 4.2(e), the Company agrees to submit this Agreement to the Company Shareholders for approval and adoption.

Section 5.2 Access to Information. The Company shall, and shall cause each of its Subsidiaries to, afford to the accountants, counsel, financial advisors, consultants and other representatives of Parent reasonable access to, and permit them to make such inspections as they may reasonably require of, all of its employees, customers, properties, books, contracts, commitments and records (including the work papers of independent accountants, if available and subject to the consent of such independent accountants) during normal business hours during the period from the date of this Agreement through the Effective Time and, during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to Parent (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws and (ii) all other information concerning its business, properties and personnel as Parent may reasonably request. No investigation pursuant to this Section 5.2 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto. All information obtained pursuant to this Section 5.2 shall be kept confidential in accordance with the confidentiality agreement, dated June 13, 2011, among Southwest Securities, Inc., the Company and Aon Risk Services Companies, Inc. (the “Confidentiality Agreement”).

Section 5.3 Fees and Expenses.

(a) Except as provided in this Section 5.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the party incurring such costs and expenses.

(b) Notwithstanding any provision in this Agreement to the contrary, if this Agreement is terminated (i) by Parent pursuant to Section 7.1(b) or by the Company or Parent pursuant to Section 7.1(d) and an Acquisition Proposal existed between the date hereof and the date of the termination of this Agreement, (ii) by the Company or Parent pursuant to Section 7.1(e), (iii) by Parent pursuant to Section 7.1(f) or (iv) by the Company pursuant to Section 7.1(h), then, in each case, the Company shall (without prejudice to any other rights Parent may have against the Company for breach of this Agreement) reimburse Parent upon demand by wire transfer of immediately available funds to an account specified in writing by Parent for all reasonable out-of-pocket costs and expenses incurred or paid by or on behalf of Parent or any Affiliate of Parent in connection with this Agreement and the transactions contemplated herein, including all fees and expenses of counsel, investment banking firms, accountants and consultants; provided, however, that the Company shall not be obligated to make payments pursuant to this Section 5.3(b) in excess of $750,000 in the aggregate.

(c) Notwithstanding any provision in this Agreement to the contrary, if this Agreement is terminated (i) by Parent pursuant to Section 7.1(b) or by the Company or Parent pursuant to Section 7.1(d) or Section 7.1(e) and, in each case, an Acquisition Proposal existed between the date hereof and the date of the termination of this Agreement and, concurrently with or within twelve (12) months after any such termination an Acquisition Proposal is consummated or the Company or any of its Subsidiaries shall enter into any letter of intent, agreement in principle or other similar Contract with respect to an Acquisition Proposal or (ii) by Parent pursuant to Section 7.1(f), then, in each case, the Company shall (in addition to any obligation under Section 5.3(b) and without prejudice to any other rights that Parent may have against the Company for a breach of this Agreement) pay to Parent the Termination Fee by wire transfer of immediately available funds to an account specified in writing by Parent, such payment to be made promptly, but in no event later than (x) in the case of clause (i), the earlier to occur of the consummation of such Acquisition Proposal or the entry into such letter of intent, agreement in principle or other similar Contract with respect to such Acquisition Proposal or (y) in the case of clause (ii), within two (2) Business Days following such termination. For purposes of this Section 5.3(c), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 4.2(g)(i), except that all percentages therein shall be changed to “50%”.

(d) Notwithstanding any provision in this Agreement to the contrary, if this Agreement is terminated by the Company pursuant to Section 7.1(h), the Company shall, prior to, and as a condition to, such termination (in addition to any obligation under Section 5.3(b) and without prejudice to any other rights that Parent may have against the Company for a breach of this Agreement), pay to Parent the Termination Fee by wire transfer of immediately available funds to an account specified in writing by Parent.

(e) The Company acknowledges that the agreements contained in this Section 5.3 are an integral part of the transactions contemplated by this Agreement and that without these agreements Parent would not enter into this Agreement. Accordingly, if the Company fails to promptly pay any amount due pursuant to this Section 5.3 and, in order to obtain any such payment Parent commences a suit which results in a judgment against the Company for any of the amounts set forth in this Section 5.3, the Company shall pay to Parent its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amounts due pursuant to this Section 5.3 at the prime rate of JPMorgan Chase Bank, N.A. in effect on the date such payment was required to be made.

Section 5.4 Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of Parent and the Company agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to accomplish the following: (i) the taking of all commercially reasonable acts necessary to cause the conditions precedent set forth in Article VI to be satisfied; and (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and from Persons other than Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all commercially reasonable steps as may be necessary to avoid any Action by any Governmental Entity.

(b) Each party shall use all reasonable best efforts to not take any action, or enter into any transaction, which would cause any of its representations or warranties contained in this Agreement to be untrue or result in a breach of any covenant made by it in this Agreement.

Section 5.5 Public Announcements. The initial press release relating to this Agreement shall be a joint press release in the form attached hereto as Exhibit B and thereafter neither Parent nor the Company will issue any press release with respect to the transactions contemplated by this Agreement or otherwise issue any written public statements with respect to such transactions without prior consultation with the other party, except as may be required by applicable Law or the rules of any stock exchange.

Section 5.6 State Takeover Laws. If any “fair price,” “business combination” or “control share acquisition” statute or other similar statute or regulation shall become applicable to the transactions contemplated hereby, Parent and the Company and their respective Boards of Directors shall use their reasonable best efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to minimize the effects of any such statute or regulation on the transactions contemplated hereby.

Section 5.7 Indemnification of Directors and Officers. Subject to applicable Law, for a period of six (6) years after the Effective Time, Parent agrees to cause the Surviving Corporation to indemnify and hold harmless all past and present officers and directors of the Company and its Subsidiaries in their capacity as such to the same extent such Persons are indemnified as of the date of this Agreement by the Company pursuant to the Company Charter and the Company Bylaws for acts or omissions occurring at or prior to the Effective Time.

Section 5.8 Notification of Certain Matters. Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of: (i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which it is aware and which would be reasonably likely to cause (A) any representation or warranty of the notifying party contained in this Agreement to be untrue or inaccurate in any material respect or (B) any covenant, condition or agreement of the notifying party contained in this Agreement not to be complied with or satisfied in all material respects; (ii) any failure of Parent or the Company, as the case may be, to comply in a timely manner with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; (iii) any change, event or effect which would be reasonably likely to, individually or in the aggregate, have a Material Adverse Effect on the Company or on Parent, as the case may be; and (iv) the receipt of any written communication from any Person alleging that a consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or from any Governmental Entity in connection with the transactions contemplated by this Agreement. The delivery of any notice pursuant to this Section 5.8 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 5.9 Employee Benefit Plans and Agreements.

(a) Parent shall determine the terms and conditions of employment for each employee from and after the Effective Time. Nothing in this Agreement shall be interpreted as limiting the power of Parent or the Surviving Corporation to amend or terminate any Company Plan or any other individual employee benefit plan, program, Contract or policy or as requiring Parent or the Surviving Corporation to offer to continue the employment of any employee or the engagement of any independent contractor or, other than as required by its terms, any written employment Contract. Nothing in this Agreement shall be interpreted as an amendment or other modification of any Company Plan or other employee benefit plan, program or arrangement or the establishment of any employee benefit plan, program or arrangement. Nothing herein shall be deemed to be a guarantee of employment for any employee of the Surviving Corporation or any of its Subsidiaries, or to restrict the right of the Surviving Corporation, Parent or any of their respective Subsidiaries to terminate or cause to be terminated the employment of any employee at any time for any or no reason with or without notice. Parent and the Company acknowledge and agree that all provisions contained in this Section 5.9 are included for the sole benefit of Parent, Merger Sub, the Company, the Surviving Corporation and their respective Subsidiaries, and that nothing in this Section 5.9, whether express or implied, shall create any third party beneficiary or other rights (i) in any other Person, including any employees, former employees, any participant in any employee benefit plan, program or arrangement (or any dependent or beneficiary thereof) of Parent, the Company or the Surviving Corporation or any of their respective Subsidiaries, or (ii) to continued employment with Parent, the Company, the Surviving Corporation, or any of their respective Subsidiaries or continued participation in any employee benefit plan, program or arrangement.

(b) To the extent that, following the Effective Time, Parent causes employees of the Company or any of its Subsidiaries to be eligible to participate in any employee benefit plan, program or arrangement maintained by Parent or any of its Affiliates (each such plan, program or arrangement, a “Parent Plan”), Parent shall, and shall cause its Affiliates and the applicable Parent Plan to recognize prior service of such employees with the Company and its Subsidiaries as service with Parent and its Affiliates to (i) credit each employee’s service with the Company or any of its Subsidiaries or any predecessor employers thereto, to the extent credited under the analogous Company Plan, as service with Parent and its Affiliates for purposes of eligibility and vesting under such Parent Plan, but not for any other purposes, including for purposes of determining benefit accruals, vacation benefits or early retirement subsidies under any defined benefit pension plan of Parent or its Affiliates; provided, however, that in no event shall the employees be entitled to any credit to the extent that it would result in duplication of benefits with respect to the same period of service and (ii) use commercially reasonable efforts to cause any and all pre-existing condition limitations, eligibility waiting periods, active employment requirements and requirements to show evidence of good health under such Parent Plan, to the extent that such conditions, exclusions and waiting periods would have been waived or satisfied under the analogous Company Plan in which such employee participated immediately prior to the Effective Time, to be waived with respect to such employee and such individual’s spouse and eligible dependents who become participants in such Parent Plan, subject to the conditions, regulations, underwriting criteria or similar provisions imposed by any of Parent’s insurers.

(c) If requested by Parent in writing at least 20 calendar days prior to the Effective Time, the Company shall take all action necessary to terminate any 401(k) plan maintained by the Company or any of its Subsidiaries.

Section 5.10 Certain Litigation. The Company shall promptly advise Parent orally and in writing of any Action commenced after the date of this Agreement against the Company or any of its directors by any Company Shareholder relating to this Agreement, the Merger and the transactions contemplated hereby and shall keep Parent reasonably informed regarding any such litigation. The Company shall give Parent the opportunity to consult with the Company regarding the defense or settlement of any such Action and shall give due consideration to Parent’s views with respect to such Action and shall not settle or offer to settle any such Action without the prior written consent of Parent.

Section 5.11 IM Purchase Agreement.

(a) The Company shall give prompt notice to Parent of the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which it is aware and which would be reasonably likely to cause (i) any representation or warranty of the Company contained in the IM Purchase Agreement to be untrue or inaccurate in any material respect or (ii) any covenant, condition or agreement of the Company contained in the IM Purchase Agreement not to be complied with or satisfied in all material respects. Not less than five (5) Business Days prior to the proposed effective date thereof, the Company shall give notice to Parent, and shall provide copies to Parent, of any proposed amendment, modification or waiver of the IM Purchase Agreement, and shall not enter into any such amendment, modification or waiver without the prior written consent of Parent.

(b) The Company shall comply in all material respects with all agreements and covenants required to be performed by it under the IM Purchase Agreement on or prior to the Closing Date. The Company agrees to use reasonable best efforts to enforce, to the fullest extent permitted under applicable Law, the provisions of the IM Purchase Agreement and the Promissory Note, including obtaining injunctions to enforce specifically the terms and provisions thereof in any court of the United States or any state thereof having jurisdiction.

(c) The Company shall deliver promptly to Parent copies of all notices the Company receives under the IM Purchase Agreement.

Section 5.12 Appointment of Shareholders’ Representative.

(a) Each Company Shareholder who votes in favor of this Agreement or executes a Shareholder Written Consent in approval of this Agreement and the Merger, or whose shares of Company Common Stock are converted into the right to receive the Per Share Merger Consideration pursuant to Section 1.5(c) (excluding, for the avoidance of doubt, any holder of Dissenting Shares), irrevocably constitutes and appoints Mark R. Kidd (“Kidd”) as “Shareholders’ Representative” to act as such Company Shareholder’s true and lawful attorney-in-fact and agent and authorizes Shareholders’ Representative acting for such Company Shareholder and in such Company Shareholder’s name, place and stead, in any and all capacities, to participate in the process for calculating the Aggregate Merger Consideration and the Per Share Merger Consideration as set forth in Section 1.6(c) and to take any and all action that requires or permits action by Shareholders’ Representative from time to time as Shareholders’ Representative may deem necessary or desirable in connection with this Agreement, including making or entering into any waiver to or amendment of this Agreement, entering into and delivering any agreement, opinion, certificate or other document contemplated hereunder, or taking any and all such additional action as may be necessary or appropriate in the judgment of the Shareholders’ Representative for the accomplishment of the foregoing.

(b) Each Company Shareholder who votes in favor of this Agreement or executes a Shareholder Written Consent in approval of this Agreement and the Merger, or whose shares of Company Common Stock are converted into the right to receive the Per Share Merger Consideration pursuant to Section 1.5(c) (excluding, for the avoidance of doubt, any holder of Dissenting Shares), grants unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing necessary or desirable to be done in connection with the matters described above, hereby ratifying and confirming all that Shareholders’ Representative may lawfully do or cause to be done by virtue hereof.

(c) Each Company Shareholder who votes in favor of this Agreement or executes a Shareholder Written Consent in approval of this Agreement and the Merger, or whose shares of Company Common Stock are converted into the right to receive the Per Share Merger Consideration pursuant to Section 1.5(c) (excluding, for the avoidance of doubt, any holder of Dissenting Shares), agrees that Parent, Sub and the Surviving Corporation shall be entitled to unconditionally assume that any action taken or omitted, or any document executed by, Kidd purporting to act as Shareholders’ Representative under or pursuant to this Agreement or in connection with any of the transactions contemplated by this Agreement has been unconditionally authorized by such Company Shareholder to be taken, omitted to be taken or executed on such Company Shareholder’s behalf so that such Company Shareholder will be legally bound thereby, and each such Company Shareholder agrees not to institute any claim, lawsuit, alternative dispute resolution or other proceeding against Parent, Sub or the Surviving Corporation alleging that Kidd did not have the authority to act as Shareholders’ Representative on behalf of such Company Shareholder in connection with any such action, omission or execution, and each of Parent, Sub and the Surviving Corporation are hereby relieved from any liability to any Person for any acts done by them in accordance with the written instructions or agreement of the Shareholders’ Representative. No modification or revocation of the power of attorney granted by such Company Shareholders herein to Kidd to serve as Shareholders’ Representative shall be effective as against Parent, Sub or the Surviving Corporation until Parent, Sub and the Surviving Corporation have received a document signed by such Company Shareholder effecting said modification or revocation.

(d) The Shareholders’ Representative may employ and obtain the advice of legal counsel, accountants and other professional advisors and incur such other reasonable expenses on behalf of the Company Shareholders in connection with this Agreement as the Shareholders’ Representative, in his sole discretion, deems necessary or advisable in the performance of its duties as the Shareholders’ Representative.

(e) The Shareholders’ Representative represents and warrants to Parent, Sub and the Company that he has full legal capacity, right and authority to execute and deliver this Agreement. This Agreement has been duly executed and delivered by the Shareholders’ Representative and, assuming the valid authorization, execution and delivery of this Agreement by Parent, Sub and the Company and the validity and binding effect of this Agreement on Parent, Sub and the Company, this Agreement constitutes the valid and binding obligation of the Shareholders’ Representative enforceable against the Shareholders’ Representative in accordance with its terms, except to the extent enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar laws affecting the enforcement of creditors’ rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

(f) The fees and expenses of the Shareholders’ Representative, including by reason of Section 1.6(c), shall be deducted from the Aggregate Merger Consideration.

ARTICLE VI

CONDITIONS PRECEDENT TO THE MERGER

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment or waiver by Parent and the Company at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. This Agreement shall have been duly approved and adopted by the requisite vote or written consent of the Company Shareholders in accordance with applicable Law, and if approved and adopted by written consent, the Information Statement shall have been cleared by the SEC and sent to the Company Shareholders in accordance with Regulation 14C of the Exchange Act at least twenty (20) calendar days prior to the Closing Date.

(b) No Order. No court or other Governmental Entity having jurisdiction over the Company or Parent, or any of their respective Subsidiaries, shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation or Order (whether temporary, preliminary or permanent) which is then in effect prohibiting or having the effect of making illegal the consummation of the Merger and no Governmental Entity shall have instituted any Action that is pending seeking such an Order.

Section 6.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger shall be subject to the fulfillment or waiver by the Company at or prior to the Effective Time of the following additional conditions:

(a) Performance of Obligations. Each of Parent and Sub shall have performed in all material respects each of its agreements contained in this Agreement required to be performed at or prior to the Effective Time.

(b) Representations and Warranties. Each of the representations and warranties of Parent and Sub contained in this Agreement that is qualified by materiality shall be true and correct at and as of the date of this Agreement and the Effective Time as if made at and as of such date and time (other than representations and warranties which address matters only as of a certain date which shall be true and correct as of such certain date) and each of the representations and warranties that is not so qualified shall be true and correct in all material respects at and as of the date of this Agreement and the Effective Time as if made at and as of such date and time (other than representations and warranties which address matters only as of a certain date which shall be true and correct in all material respects as of such certain date), in each case except as contemplated or permitted by this Agreement.

(c) Closing Deliveries. Each of Parent and Sub shall have delivered all the certificates and other documents required pursuant to Section 1.15(b) and (c).

Section 6.3 Conditions to Obligations of Parent and Sub to Effect the Merger. The obligations of Parent and Sub to effect the Merger shall be subject to the fulfillment or waiver by Parent at or prior to the Effective Time of the following additional conditions:

(a) Performance of Obligations. The Company shall have performed in all material respects each of its agreements contained in this Agreement required to be performed on or prior to the Effective Time.

(b) Representations and Warranties. (i) The representations and warranties of the Company contained in Section 3.2 and Section 3.3 shall be true and correct in all respects at and as of the date of this Agreement and the Effective Time as though made on and as of such date and time (other than representations and warranties which address matters only as of a certain date, which shall be true and correct in all respects as of such certain date); (ii) each of the representations and warranties of the Company contained in this Agreement (other than in Section 3.2 and Section 3.3) that is qualified by materiality shall be true and correct at and as of the date of this Agreement and the Effective Time as if made on and as of such date and time (other than representations and warranties which address matters only as of a certain date which shall be true and correct as of such certain date); and (iii) each of the representations and warranties that is not so qualified (other than in Section 3.2 and Section 3.3) shall be true and correct in all material respects at and as of the date of this Agreement and the Effective Time as if made at and as of such date and time (other than representations and warranties which address matters only as of a certain date which shall be true and correct in all material respects as of such certain date), in each case except as contemplated or permitted by this Agreement.

(c) Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, occurrence, fact, condition, effect, change or development that, individually or in the aggregate, has had or would be reasonably expected to have a Material Adverse Effect on the Company.

(d) Consents. All notifications to, authorizations, consents, orders, declarations or approvals of or filings with, or terminations or expirations of waiting periods imposed by, any Governmental Entity, the failure of which to obtain, make or occur would have the effect of making the Merger or any of the transactions contemplated hereby illegal or would, individually or in the aggregate, be materially adverse to Parent (assuming the Merger had taken place), shall have been obtained, shall have been made or shall have occurred. Further, the Company shall have provided notice to, or obtained the consent or approval of, each Person that is not a Governmental Entity who is required to be notified, or whose consent or approval shall be required, in connection with the transactions contemplated hereby under any Company Contract.

(e) No Litigation or Injunction. There shall not be instituted or pending any Action (i) by any Person relating to this Agreement or any of the transactions contemplated herein or (ii) which would have, individually or in the aggregate, a Material Adverse Effect on the Company or Parent.

(f) Dissenting Shareholders. The Dissenting Shares shall include no more than three percent (3%) of the shares of Company Common Stock outstanding immediately prior to the Effective Time.

(g) IM Sale. The promissory note issued by Reliant in favor of the Company at the closing of the IM Sale (the “Promissory Note”) shall (i) have been executed and issued in the form attached to the IM Purchase Agreement, (ii) have a principal amount outstanding as of the Effective Time of not less than $1,500,000, (iii) be a valid and binding obligation of Reliant, enforceable against Reliant in accordance with its terms and (iv) shall not have been assigned, transferred, conveyed, mortgaged, pledged or otherwise encumbered by the Company. Reliant shall not have delivered to the Company a Post-Closing Balance Sheet (as defined in the IM Purchase Agreement) pursuant to Section 1.5 of the IM Purchase Agreement indicating that the purchase price under the IM Purchase Agreement should be reduced. The Company shall have caused the filing of a UCC-1 Financing Statement which perfects a security interest in the shares of America’s Health Care/Rx Plan Agency, Inc. securing the Promissory Note.

(h) Key Customers. There shall have been no actual or, to the Knowledge of the Company, threatened termination, cancellation or material limitation of, or material modification or change in, the business relationship of the Company or any of its Subsidiaries with any one or more of the Key Customers, nor, to the Knowledge of the Company, shall there exist any present condition or state of facts or circumstances involving any Key Customer and its relationship with the Company or any of its Subsidiaries which would, individually or in the aggregate, be adverse, in any material respect, to the Company or any of its Subsidiaries (including by impairing, in any material respect, the ability of the Company or any of its Subsidiaries to conduct its business after the consummation of the transactions contemplated by this Agreement in essentially the same manner in which such business has heretofore been conducted).

(i) Working Capital. The Company shall have positive Working Capital as of the Closing Date.

(j) Employment Agreements. Parent shall have entered into agreements with each of the individuals listed on Section 6.3(j) of the Company Letter, on such terms and conditions as are satisfactory to Parent, containing, among other things, terms of their respective employment with Parent and certain noncompetition covenants.

(k) Assumption of Underwriting Activities. Life of The South Insurance Company and the Company shall have executed and delivered a definitive agreement relating to the assumption of the underwriting activities of the Surviving Corporation, on such terms and conditions as are satisfactory to Parent, in its sole discretion.

(l) Company Stock Options. Each Company Stock Option issued and outstanding under the Access Plans USA, Inc. 1999 Stock Option Plan (f/k/a the Precis, Inc. 1999 Stock Option Plan) and the Access Plans USA, Inc. 2002 Non-Employee Stock Option Plan (f/k/a the Precis, Inc. 2002 Non-Employee Stock Option Plan) shall have either expired in accordance with its terms or the holder of such Company Stock Option shall have delivered to Parent and the Company a written consent to the conversion of such Company Stock Option into the right to receive the consideration specified in Section 1.13(a), on such terms and conditions as are satisfactory to Parent.

(m) Closing Deliveries. The Company shall have delivered all the certificates and other documents required pursuant to Section 1.15(d).

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Shareholder Approval is obtained:

(a) by mutual written consent of Parent and the Company;

(b) by Parent if there has been a breach of any representation, warranty, covenant or other agreement made by the Company in this Agreement, or any such representation or warranty shall have become untrue after the date of this Agreement, in each case such that any condition set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied, and such breach or condition is not curable or, if curable, is not cured within 14 calendar days after written notice thereof is given by Parent to the Company (or, if less, the number of days remaining until the End Date);

(c) by the Company if there has been a breach of any representation, warranty, covenant or other agreement made by Parent or Sub in this Agreement, or any such representation or warranty shall have become untrue after the date of this Agreement, in each case such that any condition set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within 14 calendar days after written notice thereof is given by the Company to Parent (or, if less, the number of days remaining until the End Date);

(d) by either Parent or the Company if:

(i) the Effective Time has not occurred on or prior to May 24, 2012 (the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(d)(i) shall not be available to any party whose failure to fulfill any of its obligations contained in this Agreement has been the cause of, or resulted in, the failure of the Merger to have occurred on or prior to the End Date; or

(ii) any court or other Governmental Entity having jurisdiction over a party hereto shall have issued or enacted an Order or Law or taken any other action permanently enjoining, restraining or otherwise prohibiting or having the effect of making illegal the consummation of the Merger and such Order, Law or other action shall have become final and nonappealable;

(e) by either Parent or the Company if the Company Shareholder Approval is not obtained at or prior to the Shareholder Meeting or at any adjournment or postponement thereof; provided, however, that the Company may not terminate this Agreement pursuant to this Section 7.1(e) if the Company has not complied with its obligations under Section 4.2 or Section 5.1 or has otherwise breached in any material respect its obligations under this Agreement in any manner that could reasonably have caused the failure of the Company Shareholder Approval to be obtained at or prior to the Shareholder Meeting or at any adjournment or postponement thereof;

(f) by Parent if:

(i) the Company shall have breached any of the provisions of Section 4.2 or Section 5.1;

(ii) the Company Board or any committee thereof shall have effected a Company Adverse Recommendation Change or shall have taken any other action or made any other statement in connection with the Shareholder Meeting inconsistent with the Company Recommendation or shall have resolved or proposed to do any of the foregoing;

(iii) the Shareholder Written Consents representing the Company Shareholder Approval have not been executed and delivered to the Company and Parent within one (1) Business Day after the execution and delivery of this Agreement; or

(iv) a tender offer or exchange offer for 15% or more of the outstanding shares of capital stock of the Company is commenced, and the Company Board fails to recommend against acceptance of such tender offer or exchange offer by the Company Shareholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by the Company Shareholders);

(g) by Parent if there shall have been a Material Adverse Change with respect to the Company and such Material Adverse Change is not curable or, if curable, is not cured within 10 calendar days after written notice thereof is given by Parent to the Company; or

(h) by the Company, prior to obtaining the Company Shareholder Approval, in order to enter into a definitive agreement to effect a Superior Proposal, provided that the Company has complied with all of the provisions of Section 4.2, including Section 4.2(e), and enters into such definitive agreement concurrently with such termination and pays the Termination Fee and expense reimbursement in accordance with the requirements of and within the time period set forth in Section 5.3.

The right of any party hereto to terminate this Agreement pursuant to this Section 7.1 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto or any Affiliate of any such party, whether prior to or after the execution of this Agreement.

Section 7.2 Effect of Termination. In the event of termination of this Agreement by either Parent or the Company, as provided in Section 7.1, this Agreement shall forthwith become void, and there shall be no liability hereunder on the part of the Company, Parent, Sub or their respective officers or directors (except for the last sentence of Section 5.2 and the entirety of Section 5.3, Section 5.5, this Section 7.2 and Article VIII, which shall survive the termination); provided, however, that nothing contained in this Section 7.2 shall relieve any party hereto from any liability for any willful breach of a representation, warranty, covenant or agreement contained in this Agreement.

Section 7.3 Amendment. This Agreement may be amended by the parties hereto at any time before or after approval of the matters presented in connection with the Merger by the Company Shareholders, but, after any such approval, no amendment shall be made which by Law requires further approval by such shareholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of all of the parties hereto.

Section 7.4 Waiver. At any time prior to the Effective Time, the parties hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (iii) waive compliance with any of the covenants, agreements or conditions contained herein which may legally be waived. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Non-Survival of Representations and Warranties. The representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall terminate at the Effective Time.

Section 8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally, one day after being delivered to an overnight courier or on the Business Day received (or the next Business Day if received after 5 p.m. local time or on a weekend or day on which banks are closed) when sent via facsimile (with a confirmatory copy sent by overnight courier) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Parent or Sub, to

Affinity Insurance Services, Inc.

c/o Aon Corporation

200 East Randolph Street

Chicago, Illinois 60601

Attention: Kevin Garvin

Fax: (312) 381-6417

with copies (which copies shall not constitute notice) to:

Aon Corporation

200 East Randolph Street

Chicago, Illinois 60601

Attention: Michele D. Welsh

Fax: (312) 381-6165

and

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

Attention: Gary D. Gerstman

                  Luke J. Valentino

Fax: (312) 853-7036

(b)	if to the Company, to

Access Plans, Inc.

900 36th Avenue, N.W., Suite 105

Norman, Oklahoma 73072

Attention: Bradley Denison

Fax: (405) 928-2766

with a copy (which copy shall not constitute notice) to:

Dunn Swan & Cunningham

2800 Oklahoma Tower

210 Park Avenue

Oklahoma City, Oklahoma 73102

Attention: Michael E. Dunn

Fax: (405) 809-1541

(c)	if to the Shareholders’ Representative, to

C&L Supply Company

335 South Wilson

Vinita, Oklahoma 74301-4243

Attention: Mark R. Kidd

Fax: 918-256-0598

with a copy (which copy shall not constitute notice) to:

Dunn Swan & Cunningham

2800 Oklahoma Tower

210 Park Avenue

Oklahoma City, Oklahoma 73102

Attention: Michael E. Dunn

Fax: (405) 809-1541

Section 8.3 Interpretation. When a reference is made in this Agreement to a Section, Article or Exhibit, such reference shall be to a Section or Article of, or an Exhibit attached to, this Agreement unless otherwise indicated. The Exhibits referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. The table of contents, table of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. For purposes of this Agreement, (i) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation,” (ii) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole and (iii) the word “or” is not exclusive. The meaning assigned to each term defined herein shall be equally applicable to both the singular and plural forms of such term, and words denoting any gender shall include all genders. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Any reference to the Company or any of its Subsidiaries shall include any predecessor. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.4 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 8.5 Entire Agreement; No Third-Party Beneficiaries. This Agreement, except as provided in the last sentence of Section 5.2, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement, except for the provisions of Section 5.7, is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 8.6 Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(a) This Agreement shall be governed by, and construed in accordance with, (i) the Laws of the State of Oklahoma with respect to matters, issues and questions relating to the Merger or the fiduciary duties of the Company Board or the board of directors of Sub and (ii) the Laws of the State of Illinois with respect to all other matters, issues and questions, without regard to Laws that may be applicable under conflicts of laws principles that would cause the application of the Laws of any jurisdiction other than the State of Illinois.

(b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any court of the State of Illinois located in Cook County, Illinois (or, if such court declines to accept jurisdiction over a particular matter, any federal court within the State of Illinois and any appellate court thereof), in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating hereto or thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such court, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in such court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such court located in Illinois. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.2. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.6.

Section 8.7 Assignment. Except as provided in Section 1.1, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties.

Section 8.8 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement may be consummated as originally contemplated to the fullest extent possible.

Section 8.9 Enforcement of this Agreement. In addition to any remedy to which any party hereto is specifically entitled by the terms hereof, each party shall be entitled to pursue any other remedy available to it at law or in equity (including damages, specific performance or other injunctive relief) in the event that any of the provisions of this Agreement were not performed in accordance with their terms or were otherwise breached. Each of the parties hereby further waives any requirement under any law to post security as a prerequisite to obtaining equitable relief.

Section 8.10 Definitions. For purposes of this Agreement:

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, and “control” has the meaning specified in Rule 405 under the Securities Act.

“Aggregate Merger Consideration” means an amount equal to $70,102,000 minus the amount, if any, by which the Net Cash Amount (after taking into account the Special Dividend made pursuant to Section 4.1(a)) is less than $15,000,000.

“Assumed Per Share Merger Consideration” means, with respect to any Company Stock Option, the amount equal to (i) (A) the Aggregate Merger Consideration, plus (B) the Exercise Amount (including, for purposes of this definition, only the aggregate proceeds that would be received by the Company upon exercise of such Company Stock Option in full), divided by (ii) the Fully Diluted Shares Number (including, for purposes of this definition, only the aggregate number of shares of Company Common Stock issuable upon the exercise of such Company Stock Option in full).

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in Chicago, Illinois or Oklahoma City, Oklahoma are authorized by Law or executive order to be closed.

“Company Shareholders” means, as of any time, each holder of record of a certificate or certificates representing shares of Company Common Stock issued and outstanding at such time.

“Exercise Amount” means an amount equal to the aggregate consideration that would be received by the Company in respect of the cash exercise of all Company Stock Options outstanding immediately prior to the Effective Time (other than Out-of-the-Money Company Stock Options) if such Company Stock Options were exercised in full immediately prior to the Effective Time, treating all such Company Stock Options as fully vested and exercisable for purposes of this definition.

“Fully Diluted Shares Number” means the sum of (i) the aggregate number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and (ii) the aggregate number of shares of Company Common Stock issuable upon exercise of all Company Stock Options (other than Out-of-the-Money Company Stock Options) outstanding immediately prior to the Effective Time.

“IM Purchase Agreement” means the Stock Purchase Agreement, dated as of February 17, 2012, between the Company and Reliant.

“IM Sale” means the sale by the Company of its insurance marketing division, through which the Company, indirectly by means of its subsidiary America’s Health Care/Rx Plan Agency, Inc., is in the business of selling individual major medical health insurance products and related benefit plans, pursuant to and in accordance with the terms set forth in the IM Purchase Agreement.

“Indebtedness” of any Person means (i) all indebtedness for borrowed money, (ii) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, including all earn-out payments (in each case, whether or not matured or payable), other than trade accounts arising in the ordinary course of business, (iii) all reimbursement obligations with respect to surety bonds, letters of credit (to the extent not collateralized with cash or cash equivalents), bankers’ acceptances and similar instruments (in each case, whether or not matured), (iv) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (v) all obligations to return security deposits held by or on behalf of such Person, (vi) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to property acquired by such Person, (vii) all obligations of such Person under any interest rate, currency or other hedging agreement, (viii) all obligations of such Person as lessee which should be capitalized in accordance with U.S. generally accepted accounting principles, (ix) all indebtedness referred to in clauses (i) through (viii) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in property (including accounts and contracts rights) owned by such Person, whether or not such Person has assumed or become liable for the payment of such Indebtedness, and (x) all agreements, undertakings or arrangements by which such Person guarantees, endorses or otherwise becomes or is contingently liable for (by direct or indirect agreement, contingent or otherwise, to provide funds for payment, to supply funds to, or otherwise to invest in, a debtor, or otherwise assure a creditor against loss) the Indebtedness or other similar obligation or liability of any other Person, or guarantees the payment of dividends or other distributions upon the equity securities or interests of any other Person.

“Knowledge of Parent” means the actual knowledge after reasonable inquiry of Ernie Caponetti, Kevin Garvin and Bill Vit.

“Knowledge of the Company” means the actual knowledge after reasonable inquiry of Brad Denison, Robert Hoeffner, David Huguelet, Susan Matthews, Brandon Vining, Lanai Williams, Brett Wimberley and Danny Wright.

“Law” means any federal, state, local, foreign, international or multinational treaty, constitution, statute, law, ordinance, directive, bulletin, circular, rule or regulation and common law.

“Net Cash Amount” as of any date means an amount equal to (i) the aggregate amount of cash and cash equivalents of the Company and its Subsidiaries as of such date minus (ii) the sum of (A) the aggregate principal amount of Indebtedness of the Company and its Subsidiaries as of such date and (B) all fees, costs, expenses, payments, expenditures or liabilities (collectively, “Expenses”) of the Company and its Subsidiaries, whether incurred prior to the date of this Agreement or before, at or after the Effective Time, and whether or not invoiced prior to the Effective Time, incurred by or on behalf of the Company or any of its Subsidiaries, or to or for which the Company or any of its Subsidiaries is or becomes subject or liable, in connection with any of the transactions contemplated by this Agreement or the IM Purchase Agreement, including: (X) Expenses payable to legal counsel or to any financial advisor, broker, accountant or other Person who performed services for or provided advice to any the Company or any of its Subsidiaries, or who is otherwise entitled to any compensation or payment from the Company or any of its Subsidiaries, in connection with any of the transactions contemplated by this Agreement or the IM Purchase Agreement; (Y) Expenses that arise or are expected to arise, or are triggered or become due or payable, as a direct or indirect result of the consummation (whether alone or in combination with any other event or circumstance) of the transactions contemplated by the Agreement, including (1) any amounts funded or requested to be funded to a trust for the benefit of an indemnitee pursuant to any indemnification agreement entered into by the Company, any of its Subsidiaries or any of their respective predecessor entities, (2) the fees and expenses of the Company’s transfer agent associated with the distribution of the Special Dividend made pursuant to Section 4.1(a) and (3) any bonus, severance or change of control payment or benefit (or similar payment obligation) made or provided, or required to be made or provided, by the Company or any of its Subsidiaries as a result of or in connection with the Merger or any of the other transactions contemplated by this Agreement or the IM Purchase Agreement; and (Z) any social security, Medicare, unemployment or other employment, withholding or payroll Tax or similar amount owed by the Company or any of its Subsidiaries with respect to any of the transactions contemplated by this Agreement or the IM Purchase Agreement, including in connection with any exercise or cancellation of Company Stock Options at or around the Effective Time (whether pursuant to Section 1.13 or otherwise). For the avoidance of doubt, for purposes of determining the Net Cash Amount under this Agreement, the amount of the Special Dividend paid by the Company to its transfer agent pursuant to Section 4.1(a) shall not be included in the cash and cash equivalents of the Company and its Subsidiaries.

“Order” means judgment, order, writ, award, injunction (temporary or permanent) or decree of any Governmental Entity.

“Out-of-the-Money Company Stock Option” means any Company Stock Option that has a cash exercise price per share of Company Common Stock subject to such Company Stock Option that is equal to or greater than the Assumed Per Share Merger Consideration.

“Per Share Merger Consideration” means an amount equal to (i) (A) the Aggregate Merger Consideration, plus (B) an amount equal to the Exercise Amount, divided by (ii) the Fully Diluted Shares Number.

“Person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity or other entity.

“Reliant” means Reliant Financial Group, LLC.

“Termination Fee” means $2,800,000; provided, however, that if Parent terminates this Agreement pursuant to Section 7.1(f)(iii), “Termination Fee” means $1,500,000.

“Working Capital” means current assets of the Company less current liabilities of the Company, in each case calculated in accordance with GAAP and excluding any amounts included in the Net Cash Amount.

[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

AFFINITY INSURANCE SERVICES, INC.

By:	/S/ KEVIN GARVIN
Name:	Kevin Garvin
Title:	CEO

ATLAS ACQUISITION CORP.

By:	/S/ RAM PADMANABHAN
Name:	Ram Padmanabhan
Title:	President + Secretary

[Signature Page to Agreement and Plan of Merger]

ACCESS PLANS, INC.

By:	/S/ BRADLEY W. DENISON
Name:	Bradley W. Denison
Title:	COO, General Counsel, Secretary

MARK R. KIDD,
in his capacity as Shareholders’
Representative

/S/ MARK R. KIDD

[Signature Page to Agreement and Plan of Merger]